we LISTEN

2009
ANNUAL REPORT

WMS INDUSTRIES INC.



WMS Industries Inc.





WE LISTEN...

a thought, a sound, **AN IDEA,** an image, a story, an evolution of sustainable long-term growth.







Mark Foster
Human Resources, Director,
Organizational Development

"There is a genuine sense of community, teamwork and engagement of our people to accomplish more than we can independently."

Norm Wurz
Engineering and Technology, Vice President, Hardware Development

"We deliver innovative, player-appealing products, because we listen to the marketplace and incorporate the 'Voice of the Customer' in every aspect of our development process."

Colleen Stanton
Marketing, Senio

*"Great product
result from a
our unique, in*



WE LISTEN...

a thought, a sound, **AN IDEA**, an image, a story, an evolution of sustainable long-term growth.



STORIES *of a* Successful IDEA



Marketing Manager

are no accident–they
stematic approach and
ovative culture."



Damon Gura
Advanced R&D, Director,
Advanced Applications

"Our culture feeds on itself. Ideas are not only encouraged and appreciated; they drive our passion."



Arturo Hernandez
Manufacturing, Production Supervisor

"Everyone is valued for their contributions and empowered to develop ways to make our processes better."

"WMS SUCCEEDS and continues to achieve profitable GROWTH because we carefully LISTEN to our EMPLOYEES & CUSTOMERS."

LIS·TEN *(verb)*

1. TO PAY ATTENTION 2. TO HEAR WITH THOUGHTFUL CONSIDERATION: TO HEED 3. TO BE ALERT TO CATCH AN EXPECTED SOUND

WMS is known worldwide for our groundbreaking gaming experiences and cutting-edge industry technology. Behind our progress and advancement lies a strong Culture of Innovation: an organizational community in which every voice is heard. We have built a formidable talent base and a culture of open minds that remain alert to marketplace changes; and we have the courage to heed what we hear and execute with imagination and insight.







It just *takes* a SPARK





Sara Ba
Finance
Plannin

*“Our s
our fo
techno*



Nadi Podgurski
Information Technology, Business Solutions Specialist

“Our dedication to continuous improvement and commitment to teamwork propel our vision, our actions and our successes.”



Joel Jaffe
Game Development, Director of Games

*“We love the challenge of innovation; it’s i
The amazing talent of our workforce enha
product’s creative vision, rather than com*

ks
Director—Operations Finance,
and Analysis

ccess is directly attributable to
cus on investing in people,
logy and intellectual property."



Bruce Frey
Supply Chain, Vice President of Global Sourcing,
Procurement and Planning

"We don't stand still; we have a deeply rooted culture that embraces change and wants to move the ball forward."



Catina Moore
Gaming Operations, Senior Manager of Operations

"Respecting each others' contributions and carefully listening to customers ensure we consistently exceed their expectations."

n our DNA.
nces each
promising it."



“THE WMS brand is built upon the CREATIVITY, PASSION and ENTHUSIASM of our EMPLOYEES— a group of highly dedicated and talented individuals who make it their job to exceed expectations.”

BRIAN R. GAMACHE—*Chairman of the Board and Chief Executive Officer*



TO OUR STOCKHOLDERS:

Once again, in Fiscal 2009, WMS achieved record financial and operating results in many of our most important performance metrics. Fully diluted earnings per share increased 38% to $1.59 with total revenues rising to $706 million, a 9% increase over Fiscal 2008. Our total revenues are now 57% higher than in Fiscal 2006, just three years ago. This tremendous success was accomplished despite the challenges presented by an industry in which it is estimated that overall total unit sales in North America declined in each of those three years. Over the same period, our net income nearly tripled from $33 million to $92 million. This substantial growth in earnings has been driven by the combination of our revenue growth and the significant improvement in operating margin—to 19% from 11% in Fiscal 2006—that has been achieved through consistent progress in our operating execution. And while the tumultuous economic conditions created uncertainty and significant marketplace instability, we generated strong cash flow and maintained a fortress-like balance sheet.

We are especially gratified by these results given the substantial headwinds that existed during the year. The last twelve months have been, without a doubt, the worst conditions that I can ever recall, both in the gaming industry and the general economy. The overall economic malaise has had a dramatic impact on consumer spending. Credit and capital markets exhibited turmoil and volatility not seen in generations, and as a result, industry unit shipments slowed further from already trough-level replacement rates. In addition, we experienced a record level of new casino delays and postponements.

Yet while these headwinds impacted nearly everyone, WMS' employees found innovative ways to execute and grow by almost every measure. This distinguishing difference is directly attributable to the creativity, tenacity, discipline, skills and quality of our people throughout our organization. Through the alignment of our strategic priorities, our employees were able to stay focused on taking care of our customers' needs and meeting, and in many cases exceeding, their expectations. I cannot be prouder of our people and

TOTAL REVENUES GREW 9% reaching $706 million in FY 2009

their accomplishments, and I would like to acknowledge their achievements and thank all my colleagues for living our core values of Innovation, Passion, Integrity, Quality and Respect each and every day.

In this environment where business icons have stumbled, you might be asking how we were able to circumvent the pitfalls. Simply put, it is because of the talented workforce we employ and our laser-like focus on and discipline in listening to our employees and our customers. Listening, really listening and considering what others are saying, is not easy. It takes practice, patience and humility. It takes an open mind. As a wise man once said, "You can observe a lot just by watching." I think the same goes for listening.

To create such a culture from scratch is not easy, but at WMS, we are fortunate to have at our core a Culture of Innovation: the capacity for having an open mind and an ability to listen. It encompasses the ability to see fresh possibilities and then take well-calculated action to take advantage of those opportunities. Our culture was incubated decades ago and nurtured carefully over many years. Over time, we have worked diligently to refine and enhance that capability into the competitive advantage it has become today.

That culture and mindset are manifest in our far-reaching research into better understanding the values, wants and desires of casino players. We use that *Player Driven Innovation*™ focus in our product development efforts to create innovative and differentiated products that have consistently generated high player appeal. We hold extensive dialogue with our customers to understand their needs and desires so that we can create differentiated products and services that will offer them greater value.

That spirit and capacity for innovation at WMS are also being captured in new ways through our lean sigma initiatives. Beginning about four years ago, we began our journey on the lean sigma path with simple initiatives in our production processes. Today, those business tools and learning principles are being implemented in our business processes in many areas across our Company, from

GAMING OPERATIONS EXCEEDED

$73 in average daily revenue per unit in the June 2009 quarter

product design and customer order management to our financial and administrative processes. And at the heart of these continuous improvement initiatives is our ability to listen to employees and maximize their diverse skills, talents and most importantly their vast, collective experience. By following this path, our employees become empowered to make a difference and have valued input into the daily operation of our Company.

We devote significant efforts to encourage that culture and look for new ways to refine it, including personally recognizing positive contributions and innovative ideas. One example implemented during the past year is an online collaboration repository that allows our employees in all parts of our global organization to submit and comment on new ideas—from product concepts to cost-saving enhancements. It incorporates substantial contributions ranging from feedback on new products to ideas that will improve our workplace environment or ways to save money. It truly is collaboration at its best.

A number of years ago at WMS, we embarked on a Journey to Greatness. Some people thought it seemed rather audacious given the circumstances and challenges we were facing at that time. However, as Yogi Berra allegedly said, "If you don't know where you are going, you will end up someplace else." There is great truth in that statement, and in our case, setting visionary goals and having a well-defined path have led to substantial progress, as reflected in our financial results, the favorable feedback received from our customers and, importantly, the improved satisfaction of our employees. It is a journey of continuous improvement and striving for progress that will allow us to better satisfy the needs of our customers and our stockholders, and improve employee satisfaction so that we are the employer of choice in our industry. Building a better workplace environment goes hand in hand with retaining and recruiting the best people, which in turns allows us to continue to lead the industry with great products and innovative business processes. It allows for not just meeting expectations, but exceeding them and stretching for new higher goals.

GROSS PROFIT GREW
16% in Fiscal 2009

Our efforts to listen and maintain an open mind must begin at the top and be visible throughout the organization, or the efforts at improvement will not be sustainable. As part of our Journey to Greatness, I began many years ago to regularly host meetings with small groups of employees from all parts of our organization. These informal discussion sessions soon got labeled as "Bagels with Brian." More importantly, they became known as open discussion sessions where employees could honestly let me know their opinions—the good, the bad and the downright ugly. By holding these sessions regularly throughout the organization, one can learn a lot, and I am proud to say that we also exhibit the courage not only to listen but also to take actions that will lead to improvements. Many of the company-wide improvements that we are realizing today have arisen from these informal gatherings.

We also invest in training and the further development of our workforce to ensure that we nurture and expand our capacity for the future. From plant floor to executive suite, we have both formal and informal training and leadership development, retaining and developing members of our existing organization, while recruiting and hiring new members who will bring with them world-class skills and experience with best practices. Over the years, we have added people to our workforce from various industries and companies, people who brought with them great depth of experiences and diverse ways of evaluating issues and challenges. By benchmarking best practices across diverse industries and striving for world-class capabilities, we build greater potential to achieve best-in-class products and services for our industry.

Our efforts to listen also extend to customers, which is broadly defined as both casino operators and casino patrons. Some years ago, I received a letter from a highly agitated casino operator who noted many of our erstwhile imperfections and opportunities for us to improve—which were more numerous than I now care to repeat. After reading his letter, I asked this customer if he would communicate his disappointment personally to our executive team. Soon after, we boarded a bus and headed on a field trip that would forever

OPERATING MARGIN IMPROVED

to 19.3% in Fiscal 2009

change our Company. We met with that customer, we listened and we took action. We initiated improvements to how we configure, ship, invoice and service our products, and more generally how we can take better care of our customers.

Over the last three years, substantial progress has been made in improving our service to customers. To ensure we do not lose that clarity of focus on the needs of customers in the future, we put in place the requirement that every one of our executive management team (each of the individuals pictured on page 15) maintain contact with a handful of customers on a regular basis. This reminds us that taking care of customers is not just the responsibility of our sales and customer service representatives, but an overarching responsibility and opportunity for the entire organization, whether our daily responsibilities are focused on finance, production or administration. I am proud to state that customer empathy has now become a clear priority at WMS.

To provide appropriate benchmarks, we do regular surveys of customers, players and employees to gauge our progress and discover new opportunities for continuous improvement. The data from these surveys is an important element to help us stay aligned with our strategic priorities and strengthen and reinforce our culture. The data reminds us of what is important and valuable to our key constituents, and it enables us to measure our progress and make adjustments based upon the continuing changes that affect our environment, whether those changes are economic, geographic or regulatory.

Importantly, by listening to people's concerns and needs, we identify opportunities for the future, which is a key focus in our culture of innovation. I can clearly state that our team is not satisfied with our present or past success. We are often described as having a healthy and constructive paranoia, both for looking toward the horizon and over our shoulder. Winston Churchill once stated, "Let our advance worrying become advance thinking and planning." As a result, we are never resting on our laurels, but planning for

COMMITTED

$98 million to R&D expenses

the future, and a prime example is the new fully digital *Bluebird®2* gaming platform that we launched in Fiscal 2009.

Customer reaction and initial sales of the premium featured *Bluebird2* cabinet have exceeded our expectations, especially in this economic environment of capital constraints. Casino operators and players alike tell us of their strong preference for this appealing, ergonomic, forward-technology-enabled gaming platform, and yet, our engineers and designers are already evaluating new opportunities and studying advanced technologies that will enable us to design and build an even more appealing gaming platform for future generations. We are never comfortable enough to rest on our laurels. We take a moment to celebrate our successes and achievements, but then we ready ourselves to move forward once again.

In Fiscal 2009, WMS achieved significant success due to the dedication, commitment and the collaborative alignment of our global workforce. Their passion and striving for excellence are focused on five key priorities: 1) grow our gaming operations business, 2) gain U.S. and Canadian market share, 3) broaden and expand our International business, 4) enhance margins, and 5) improve operating cash flow. Underlying the consistent improvement within these areas are our industry-leading entertaining games. Visit most casinos and what becomes quickly evident is that there are more WMS games on the floor than ever before and that these games are garnering ever-increasing levels of play. As to the specifics for each of our five key priorities:

- Our gaming operations business maintained strong growth momentum in both our installed footprint and average daily revenue. We set quarterly records each quarter during Fiscal 2009, reaching a record $73.84 in average daily revenue per unit in the June 2009 quarter, while our installed footprint increased 11% to 10,350 at June 30, 2009. Significantly, our Wide-Area Progressive ("WAP') gaming machine footprint accounted for 68%

EPS DILUTED INCREASED

38% to $1.59 per share

of that increase, driven by the success of such player favorites as *The Wizard of Oz™*, *Monopoly™* and *Reel 'Em In®* *Compete to Win®* participation games.

- We continued to grow our U.S. and Canadian market share. We estimate our ship share was 23%, a new record level that represents a solid increase over the 21% ship share in Fiscal 2008. The popularity and tremendous customer acceptance of our new fully digital HD *Bluebird2* platform coupled with our extensive video reel offerings and expanded mechanical reel portfolio are driving our increased coverage of casino slot floors. In addition, because of customers' favorable acceptance and strong demand for our premium products, primarily the new *Bluebird2* platform, our average selling price increased 11% over the prior year.

- Our international business continues to grow and expand, reducing our historical reliance on the U.S. and Canadian marketplace. Revenues from international new unit shipments grew 5% and international new unit sales represented 37% of our total global shipments. This is up from 35% in the prior year—on a higher overall revenue base—while also building the foundation for further growth and expanded global market share in the years ahead through such initiatives as our direct expansion into the large potential of the Australian and Mexican markets. With the launch of our new, value-priced *Helios™* platform, we also now offer a value-engineered cabinet to customers in select international markets where marketplace conditions put more focus on the price/value relationship.

- Continuous improvement initiatives and our focus on driving excellence in operating execution drove further improvements in gross profit and operating margins. Our total gross margin increased 410 basis points to 63.5% for the full year and gross profit grew 16%, or $63 million dollars. Operating margin exceeded 19%, up more than 300 basis points over Fiscal 2008, and in the fourth quarter reached 22.4%.

CASH FLOW FROM OPERATIONS

was a healthy $179 million

- Expanding margins and revenue growth, along with the improved return on capital deployed in our gaming operations business and the disciplined management of working capital, were key contributors behind the significant operating cash flow we generated. Cash flow generated from operations totaled $179 million, and our return on average total stockholders' equity improved to 17%, up from 11% for Fiscal 2006.

These successes reflect the passion, dedication to improvement and striving for excellence that each of our employees brings to his or her job. Their efforts are enhanced because of our ability to act as a well-functioning team in full alignment toward our goals. As an organization, our strength is in our interdependence on each other's skills and capabilities. It is our capacity to listen to each other, combined with the respect we hold for diverse experience and opinions, that has facilitated our functional and cross-functional team efforts to generate such product and operating successes. For example, the cross-functional collaboration has resulted in a $33 million decrease in inventories to $43 million at June 30, 2009, from $76 million on June 30, 2006, despite the 57% increase in total revenues over that time period and the broader expansion of our product line with the launch of our new *Bluebird2* platform.

During the last three years, this teamwork has been strengthened by the tremendous strides we've made in adopting and adapting new business tools such as lean sigma and strategy deployment. Introduced over three years ago on the manufacturing floor, these concepts and tools that were first incorporated in our supply chain are today yielding significant improvements in flexibility, responsiveness and enhanced margins. We are building a better tomorrow for our customers because we are now able to respond to customers' orders with dramatically shortened lead times. From an average of 10–12 weeks just 24 months ago, we are now capable of 2-week lead times for our new, standard *Bluebird2* gaming machines on a consistent basis. Today, we are working hard to further mainstream these concepts and tools into our overall organization, and we

SOLID BALANCE SHEET

with $155 million in total cash and cash equivalents and restricted cash

are hopeful that these efforts will provide us with improvements for many years ahead. Continuous improvement is a journey, not a destination.

That philosophy of continuous improvement also extends to our overall organizational alignment. A little over a year ago on July 1, 2008, we announced a series of management changes that were aimed at further strengthening our overall organization. During the year, these organizational enhancements resulted in more than 65 executive and mid-level management advancements, almost all of them internal promotions. These moves significantly expanded the depth and breath of our team and broadened operating responsibilities. They have allowed Orrin Edidin, WMS' President; Scott Schweinfurth, Executive Vice President, Chief Financial Officer and Treasurer; Larry Pacey, Executive Vice President, Global Products and Chief Innovation Officer; and Ken Lochiatto, Executive Vice President and Chief Operating Officer to spend more time focused on strategy, our culture of innovation, planning our business growth, organizational alignment and developing our next generation of leadership talent. It is immensely gratifying to see people rise to new challenges and make substantial contributions, and I am both proud and fortunate to be a part of such a highly talented executive team that possesses such a broad and diverse base of experience and skill sets.

With the imminent advance of networked gaming upon us, the years of step-by-step, bank-by-bank strategy are now about to explode with a multitude of new, industry-leading products and services. From those days in 2001 and 2002 when we labored to develop a technology reemergence roadmap, our people have risen to the challenges and demonstrated extremely strong innovation, passion and commitment. WMS has come a long way, and yet we are more excited by the opportunities and future potential than we ever have been. Even in the tough year we just experienced, we did not lose focus on building sustainable strengths or shortchange our investments for the future. We spent nearly $100 million in R&D-related expenses, and we invested $47 million to expand the

RETURN ON

Stockholders' Equity rose to **17%**

installed footprint of our highly profitable gaming operations and another $14 million in licenses and advances for new technologies and trademarks for future product innovations. We also invested $53 million in capital expenditures for property, plant and equipment, including $10 million on the acquisition of gaming systems software that we will be using in commercializing future product offerings, and $40 million in repurchasing our own WMS common stock–all while also enhancing our total cash position to $155 million at June 30, 2009. We are proud to have one of the strongest balance sheets in the gaming industry.

In closing, I would also like to thank our Board of Directors for their counsel and unwavering support. Their shared vision and commitment to build WMS into a world-class company have been instrumental to our growth and progress. They have supported our long-term growth development efforts and generously shared their experience and wisdom along the way. We are fortunate to have such a well-qualified and dedicated group.

With Fiscal 2010 now under way, we believe that we will have another record year of growth and expansion. We will continue to invest in the areas of technology, intellectual property and talent in order to build sustainable profits for the years to come. We believe our best days lie ahead. We are grateful to you, our stockholders, for your support and we pledge to you our continued focus and dedication on our Journey to Greatness.

BRIAN R. GAMACHE
Chairman of the Board and Chief Executive Officer

EXECUTIVE COMMITTEE

(left to right)

I. ORRIN EDIDIN, President
BRIAN GAMACHE, Chairman and Chief Executive Officer
SCOTT SCHWEINFURTH, Executive Vice President, Chief Financial Officer and Treasurer

II. PHIL GELBER, Vice President of Game Development
LAURIE LASSETER, Vice President of Engineering and Chief Technology Officer

III. RON DINOLA, Vice President of Gaming Operations
SEBASTIAN SALAT, President of WMS International
DAVE VITULLO, Vice President of Commercial Finance
JANICE RIKE, Senior Vice President of Human Resources
KEN LOCHIATTO, Executive Vice President and Chief Operating Officer
DEAN EHRLICH, Vice President of North American Sales
STEVE CRAMER, Vice President of Supply Chain and Commercial Operations

IV. ROB BONE, Vice President of Marketing
KATHLEEN McJOHN, Vice President, General Counsel and Secretary
LARRY PACEY, Executive Vice President of Global Products and Chief Innovation Officer
ROB SIEMASKO, Vice President of Product Management

I.



II.



III.



IV.





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In Fiscal 2009, WMS launched the *Bluebird2* gaming platform. Building from the ergonomically advanced original *Bluebird* cabinet, the *Bluebird2* gaming machine takes gaming experiences to a whole new level. The sleek cabinet incorporates visually eye-catching graphics displayed on dual 22-inch High Definition widescreen displays and the clean, clear audio of next-generation *BOSE®* sound system. With a well-planned design for player comfort and ease of production, this slender cabinet also enables a new level of accessibility and convenience for service and maintenance and establishes a whole new industry standard for performance.

The network gaming-ready *Bluebird2* gaming machine, including its fully programmable button panel, is a completely digital platform that will enable all aspects of networked gaming, from the basics of remote betting configuration and downloadable game content to enhanced game features and functionality and real-time player reward and recognition. With the advanced state-of-the art *CPU-NXT®2* operating system at its heart, the *Bluebird2* platform is truly a game changer.

The networked-gaming capability of the *Bluebird2* platform is available in either video reel format or—with the addition of WMS' innovative *Transmissive Reels®* technology—in a mechanical reel gaming machine. With a commercial launch in the December 2008 quarter, players and casino operators quickly demonstrated their preference for this technology-forward product and by the June 2009 quarter, *Bluebird2* units accounted for 62% of our global new unit shipments.






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It is our people who are the heros making success happen on a daily basis.

WMS is an industry leader in incorporating the "voice of the player" in the development of new products, including the *Bluebird2* platform. Listening to our customers and actively soliciting player feedback enables us to create great gaming experiences that not only meet, but often exceed, the entertainment expectations of casino players.

Deeply embedded in our "Culture of Innovation" is a foundation of open minds and the belief that the next great idea can come from anyone or anywhere. Guided by our extensive market research and by listening to casino players and our casino customers, we stay abreast of changing dynamics and, as a result, can often anticipate where those trends will lead, and then innovate to be there first.

We also observe the changing technological impact that affects not only our industry, but that of the world surrounding us. By marrying advances in technology and intellectual property with our flair for creative game content, our product development team creates differentiated products with innovative gaming experiences resulting in great player appeal.

These precepts have enabled us to become a recognized "Thought Leader" in our industry, introducing new concepts and product categories, such as *Community Gaming®*, *Adaptive Gaming®* and Sensory Immersion Gaming. Importantly, this vision-driven focus forms not only the foundation for mapping our path to the future, but helps our customers reap benefits today through products offering higher earnings performance. We have successfully advanced our vision and direction product-by-product, bank-by-bank, quarter-by-quarter.





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Patron Services
Remote Configuration & Download
SYSTEM INTEROP
Network Game Enablement
Account Based Gaming

NETWORKED GAMING:
NEXT-GENERATION TECHNOLOGY HERE TODAY

In 2006, WMS introduced the first gaming products that used network-enabled technology on our path to realizing the exciting *Casino Evolved™* vision of networked gaming. From a single product in our *Community Gaming* category, we now have an expanded offering of competitive, collaborative and communal game interactions. Additional successive categories enabled by networked-gaming foundational technologies—*Transmissive Reels* Gaming, Sensory Immersion Gaming and *Adaptive Gaming*—each provide unique and popular gaming experiences.

In Fiscal 2009, we were the first company to receive regulatory approval from the Nevada Gaming Commission for a networked gaming system and Remote Configuration and Download application utilizing the new industry standard Gaming Standard Association's ("GSA") *G2S®* protocol. Designed from the ground up with interoperable and GSA standards-based architecture, our *WAGE-NET®* system is the next-generation networked gaming solution.

In Fiscal 2010, we will launch *WAGE-NET* and our first gaming applications that utilize the networked system. *Ultra Hit Progressive®* is a family of mystery-triggered, multi-level progressive bonuses based on a portal-style infrastructure that is part of our *WAGE-NET* networked gaming solution. *Ultra Hit Progressive* and the many families of portal applications that will follow will offer casino players a whole new level of engagement and exciting entertainment, while providing casino operators with enhanced slot-floor returns.




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We are effecting positive change and establishing a strong foundation for continued and sustainable performance.





Executing on PROCESS IMPROVEMENT Initiatives

BECAUSE We LISTEN.

Continuous improvement based on a willingness to embrace change is the source of our consistent operating execution. The foundation of this mindset has been built on the premise that WMS has significant opportunities across our entire Company that can be realized if we better tailor our business processes—from production to administration—to improve quality and eliminate wasteful activities.

Teamwork, collaboration and respect for each other drive our cross-functional teams to tackle these improvement opportunities. Across our entire supply chain—from collaborating with suppliers to the multiple opportunities for customer touch points, we are focused on establishing new standards for excellence and customer satisfaction.

By careful listening and collaborative analysis, we utilize our employees', suppliers' and customers' insights and knowledge to modify and strengthen our business processes. Our heritage of innovation and open-mindedness provide substantial advantages in our adoption of new business tools, such as strategy deployment and lean sigma. We have already achieved significant improvements in customer responsiveness, flexibility, lower costs and greater employee satisfaction; and while this has led to improved margins, we still have much more to accomplish to realize our long-term potential.



Record FINANCIAL RESULTS in a Turbulent MARKET BECAUSE We LISTEN.


STAR TREK

WMS' record financial performance in Fiscal 2009 was a clear standout among our industry competitors and for most companies of our size. Despite the tough economic conditions our casino customers faced throughout the year, the continued solid demand for our high-earning products generated exceptional financial results. Total revenues grew 9%; total gross profit increased 16% and operating income increased 31%, as our operating margin improved 320 basis points to 19.3% for the full year; and as a result of this strong performance, net income increased 37% to $92.2 million, or $1.59 per fully diluted share.

Cash flow from operations was a healthy $179 million for the year. And, even after increasing organic research and development growth spending by 23% to sustain future profitable growth and funding $40 million of share repurchase, our total cash and cash equivalents and restricted cash increased $35 million to a record $155 million at June 30, 2009.

With our strong cash flow, our balance sheet remains one of the strongest in our industry, and capable of supporting our growth initiatives. Stockholders' equity increased $81 million to $591 million and our return on stockholders' equity increased to a healthy 17% from 14% in the prior year.

With a strong financial foundation and significant opportunities for further growth, WMS is well positioned for the future.





A ROBUST FINANCIAL FOUNDATION

2009 Financial Highlights

in millions, except per share amounts	2009	2008	2007
TOTAL REVENUES	$ 706	$ 650	$ 540
GROSS PROFIT	$ 449	$ 386	$ 305
R&D EXPENSES	$ 98	$ 80	$ 58
OPERATING INCOME	$ 137	$ 104	$ 74
NET INCOME	$ 92	$ 67	$ 49
EARNINGS PER SHARE–DILUTED	$1.59	$1.15	$0.86
STOCKHOLDERS' EQUITY	$ 591	$ 511	$ 434

BALANCED REVENUE BASE

Fiscal 2009 Revenues


Parts, Game Conversion Kits & Other Sales 9%
Participation Game Revenues 35%
Royalties, VLTs & Other Revenues 3%
53% New Unit Sales Revenues
63% U.S. & Canadian New Unit Shipments
37% International New Unit Shipments

A ROBUST FINANCIAL FOUNDATION

2009 Financial Highlights

TOTAL REVENUES

TTM ($ in MM)


$451
$479
$540
$586
$650
$688
$706
Jun '06
Dec '06
Jun '07
Dec '07
Jun '08
Dec '08

OPERATING MARGIN

TTM (% of revenues)


10.9%
11.3%
13.7%
14.8%
16.1%
17.2%
19.3%
Jun '06
Dec '06
Jun '07
Dec '07
Jun '08
Dec '08

EARNINGS PER SHARE–DILUTED

TTM


$0.63
$0.70
$0.86
$0.98
$1.15
$1.36
$1.59
Jun '06
Dec '06
Jun '07
Dec '07
Jun '08
Dec '08

TTM=Trailing Twelve Months


COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN
WMS Industries, Inc.
S&P 500 Index
Peer Group
Dollars
$200
150
100
50
0
$113.26
$95.74
$121.41
$91.91
$145.27
$133.95
$149.85
$86.35
$158.61
$57.70
June 2004
June 2005
June 2006
June 2007
June 2008
June 2009

Peer Group Companies: Aristocrat Leisure Ltd. | Bally Technologies Inc. | Int'l Game Technology | Progressive Gaming Int'l Corp. | Shuffle Master Inc.


WMS
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An Evolution of CONTINUOUS LONG-TERM Growth

BECAUSE We LISTEN.


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Our expansive portfolio of brands and licensed trademarks offer a broad palate of recognizable names that we've developed into differentiated gaming experiences. By carefully innovating features and gaming experiences, we have crafted an extensive library of differentiated products with high player appeal that generate high earnings for our casino customers.


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ZEUS
STAR TREK
The WIZARD of OZ
PRESS YOUR LUCK
3x HOT HOT
TIME MACHINE
Reel 'em In! COMPETE TO WIN!
JACKPOT STATION
HOT HOT SUPER JACKPOT
MONOPOLY REEL ESTATE TYCOONS
All that Glitters
CASCADING

DIRECTORS and OFFICERS

BOARD OF DIRECTORS

Louis J. Nicastro
Founding Director

Brian R. Gamache
Chairman of the Board and Chief Executive Officer, WMS Industries Inc.

Edward W. Rabin, Jr.
Lead Director and Retired President, Hyatt Hotels Corporation

Harold H. Bach, Jr.
Private Investor

Robert J. Bahash
Executive Vice President and Chief Financial Officer, The McGraw-Hill Companies

Patricia M. Nazemetz
Chief Human Resources and Ethics Officer, Xerox Corporation

Neil D. Nicastro
Retired President, Chief Executive Officer and Chairman of the Board, Midway Games Inc.

Ira S. Sheinfeld
Partner, Hogan & Hartson, LLP (Attorneys-at-Law)

Bobby L. Siller
Former Member, Nevada State Gaming Control Board

William J. Vareschi, Jr.
Retired Chief Executive Officer and Vice Chairman of the Board, Central Parking Corporation

OFFICERS

Brian R. Gamache
Chairman of the Board and Chief Executive Officer

Orrin J. Edidin
President

Scott D. Schweinfurth
Executive Vice President, Chief Financial Officer and Treasurer

Larry Pacey
Executive Vice President, Global Products and Chief Innovation Officer

Kenneth Lochiatto
Executive Vice President and Chief Operating Officer

Kathleen J. McJohn
Vice President, General Counsel and Secretary

John P. McNicholas, Jr.
Vice President, Controller and Chief Accounting Officer

BOARD COMMITTEES

Audit and Ethics Committee
Harold H. Bach, Jr.
Chairman

Robert J. Bahash

Edward W. Rabin, Jr.

William J. Vareschi, Jr.

Compensation Committee
Edward W. Rabin, Jr.
Chairman

Robert J. Bahash

Patricia M. Nazemetz

Nominating and Corporate Governance Committee
William J. Vareschi, Jr.
Chairman

Patricia M. Nazemetz

Bobby L. Siller

Gaming Compliance Committee
Steve DuCharme
Chairman, (non-board member)

Neil D. Nicastro

Bobby L. Siller

5-YEAR FINANCIAL DATA

Fiscal Year Ended June 30,	2009	2008	2007	2006	2005
(in millions, except per share amounts)					
STATEMENT OF OPERATIONS DATA:					
Revenues	$ 706.4	$ 650.1	$ 539.8	$451.2	$388.4
Operating income	136.6	104.4	74.2	49.0	30.7
Income before income taxes	140.4	105.6	71.7	49.2	30.3
Provision for income taxes	48.2	38.1	22.8	15.9	9.1
Net income(1)(2)(3)(4)(5)	$ 92.2	$ 67.5	$ 48.9	$ 33.3	$ 21.2
EARNINGS PER SHARE:					
Basic	$ 1.87	$ 1.34	$ 1.01	$ 0.71	$ 0.46
Diluted	$ 1.59	$ 1.15	$ 0.86	$ 0.63	$ 0.41
WEIGHTED-AVERAGE COMMON SHARES:					
Basic common stock outstanding	49.2	50.2	48.4	47.1	46.1
Diluted common stock and common stock equivalents	59.1	60.6	59.6	56.9	56.6
DIVIDENDS PER COMMON SHARE	$ –	$ –	$ –	$ –	$ –
CASH FLOW DATA:					
Net cash provided by (used in):					
Operating activities	$ 179.2	$ 186.2	$ 118.9	$103.1	$ 6.1
Investing activities	(113.8)	(117.8)	(158.8)	(94.1)	(45.8)
Financing activities	(29.8)	(5.2)	35.6	(4.6)	15.4
Effect of exchange rates on cash and cash equivalents	(0.7)	0.4	2.4	(0.5)	(0.4)
Increase (decrease) in cash and cash equivalents	$ 34.9	$ 63.6	$ (1.9)	$ 3.9	$ (24.7)
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 135.7	$ 100.8	$ 37.2	$ 39.1	$ 35.2
Working capital	334.3	296.7	255.5	234.2	241.8
Total assets	856.0	772.7	655.7	526.4	478.4
Long-term debt	115.0	115.0	115.0	115.0	115.0
Stockholders' equity	591.4	510.8	433.6	325.6	285.2

All share and per share amounts have been retroactively adjusted to reflect the effect of our May 2007 stock split.

(1) Net income in fiscal 2009 includes $11.2 million of after-tax share-based payment expenses compared to $9.4 million, $7.7 million, $7.6 million and $2.4 million in fiscal 2008, 2007, 2006 and 2005, respectively. The increase in share-based payment expense in fiscal years subsequent to fiscal 2005 is due to the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment, *effective July 1, 2005. See Note 2, "Principal Accounting Policies" to our Consolidated Financial Statements.*

(2) Net income in fiscal 2009 includes a $3.1 million after-tax gain from a cash settlement of trademark litigation and a $1.1 million income tax benefit related to the period January 1, 2008 through June 30, 2008 due to the retroactive reinstatement of the research and development tax credit legislation in December 2008.

(3) Net income in fiscal 2008 includes a $2.3 million after-tax write down to net realizable value of a technology license.

(4) Net income in fiscal 2007 includes a $1.0 million after-tax charge for expenses associated with management separation costs during the period and a $0.7 million income tax benefit related to the period January 1, 2006 through June 30, 2006, due to the retroactive reinstatement of the research and development tax credit legislation in December 2006.

(5) Net income in fiscal 2005 includes: an after-tax charge of $0.7 million for employee separation costs; an after-tax gain of $0.4 million in other income from the license of certain intellectual property of a discontinued business; pre- and after-tax income of $1.5 million related to final settlement of tax advances with our former subsidiary, Midway Games Inc., which we previously fully reserved; and a non-cash after-tax charge of $2.9 million relating to net inventory charges to reduce legacy inventory to net realizable value.

As used in this Report, the terms "we," "us," "our," and "WMS" mean WMS Industries Inc., a Delaware corporation, and its subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year, which ends on June 30. All references to quarters, unless otherwise noted, refer to the quarters of our fiscal year.

OVERVIEW

Our mission is: through imagination, talent and technology, we create and provide the world's most compelling gaming experiences. We design, manufacture and distribute gaming machines and video lottery terminals ("VLTs") for customers in legalized gaming jurisdictions worldwide. Our products consist primarily of video gaming machines, mechanical reel gaming machines and VLTs. Our gaming machines are installed in all of the major regulated gaming jurisdictions in the United States, as well as in over 100 international gaming jurisdictions. We generate revenue in two principal ways: product sales and gaming operations.

Throughout our fiscal 2009, the financial market crisis disrupted credit and equity markets worldwide and led to a weakened global economic environment. The effect of the weakened global economy and the fallout from the financial market crisis has been a challenge for our industry with some gaming operators delaying or canceling construction projects, coupled with many customers reducing their annual capital budgets for calendar 2009. The economic crisis reduced disposable income for casino patrons and resulted in fewer patrons visiting casinos. In anticipation of the lengthening replacement cycle and in response to the challenging economic environment, we reduced the number of new positions we hired in fiscal 2009, and took actions to contain non-payroll related spending. In fiscal 2010, we will remain focused on controlling spending and prioritizing capital expenditures and other discretionary items. The economic crisis lowered the number of new units we sold in fiscal 2009. We believe the industry will rebound once the economy and credit markets improve in the future.

We had expected that with our launch of the network gaming enabled *Bluebird®2* gaming machines, concurrent with certain of our competitors launching their networked gaming enabled products, the industry would experience an improvement in the replacement cycle which has been at an abnormally low level for the past few years. However, as discussed above, the economy slowed just as the new gaming machines were being launched, so we did not see the expected improvement in the replacement cycle. Even with the adverse economic environment and its impact on our industry causing customers to constrain their capital budgets, we launched our *Bluebird2* gaming machines in the December 2008 quarter with premium features at a significantly higher price, and demand outpaced expectations. For fiscal 2009, *Bluebird2* units accounted for 35% of our total new units shipped. We continue to believe that once the economy improves and capital budgets of our customers increase, the replacement demand will improve, and we'll also experience an increase in demand from casino expansions and new casino openings.

We believe several recent developments fueled by the challenging economic situation will benefit us in the long term. In the United States, legislators have passed or are considering enabling or expansion of gaming legislation in Ohio, Illinois, Kansas, Iowa, Maryland and Massachusetts. The breadth and timing of such opportunities remains uncertain due to the political process in these jurisdictions as well as the difficult credit environment facing our customers and the risk of continued economic uncertainty. We are also focused on entering the Mexico market as it moves to Class III gaming, and the New South Wales, Australia market, as well as opportunities for new or expanded gaming in Italy, Singapore and Taiwan.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[continued]

Product Sales

Product sales revenue includes the sale of new and used gaming machines and VLTs, parts, conversion kits (including game theme and/or operating system conversions), amusement-with-prize ("AWP") gaming machines, gaming-related systems for smaller international casino operators and equipment manufactured under original equipment manufacturing ("OEM") agreements to casinos and other licensed gaming machine operators. We derive product sales revenue from the sale of the following:

» Multi-line, multi-coin video gaming machines, in our *Bluebird*, *Bluebird2* and Orion Financement Company ("Orion Gaming") *Twinstar*™ and *Twinstar2*-branded gaming machines;

» Mechanical reel-spinning gaming machines in our *Bluebird* and *Bluebird2*-branded gaming machines;

» Video poker machines in our *Bluebird* and *Bluebird2*-branded gaming machines, which are primarily offered as a casino-owned daily fee game, where the casino purchases the base gaming machine and then leases the top box and game for a lower lease price point;

» Replacement parts and conversion kits for our legacy, *Bluebird*, *Bluebird2*, *Twinstar*, *Twinstar2* and AWP gaming machines, and *CPU-NXT*® and *CPU-NXT2* upgrade kits;

» Used gaming machines that are acquired on a trade-in basis or that were previously placed on a participation basis;

» AWP gaming machines in certain international markets;

» Gaming-related systems, including linked progressive systems and slot accounting systems applicable to smaller international casinos; and

» Gaming machines in legacy, *Bluebird* and *Twinstar* cabinets in limited cases under OEM agreements to certain third parties.

Gaming Operations

We earn gaming operations revenues from leasing participation games, gaming machines, and VLTs, and earn royalties that we receive from third parties under license agreements to use our game content and intellectual property. Our gaming operations include the following product lines:

» Participation games, which are gaming machines owned by us that we lease based upon any of the following payment methods: (1) a percentage of the net win, which is the casino's earnings generated by casino patrons playing the gaming machine; (2) fixed daily fees; or (3) a percentage of the amount wagered or a combination of a fixed daily fee plus a percentage of the amount wagered. We have the ability to lease these gaming machines on a participation basis because of the superior performance of the game and/or the popularity of the brand, which generates higher wagering and net win to the casinos or gaming machine operators than the gaming machines we sell outright. Participation games include:

  » Wide-area progressive ("WAP") participation games;

  » Local-area progressive ("LAP") participation games; and

  » Stand-alone participation games.

» Casino-owned daily fee games, where the casino or gaming machine operator purchases the base gaming machine and pays a lower daily lease fee for the top box and game;

» Leased gaming machines;

» Video lottery terminals; and

» Licensing revenues from licensing our game content and intellectual properties to third parties.

OUR FOCUS

As previously discussed, we are currently operating in a challenging economic environment and the combination of economic uncertainty, lower demand for replacement products and reduced opportunities from new or expanded casinos has negatively impacted our consolidated results. We expect to benefit from certain new or expansion projects currently in process, but the breadth and timing of such opportunities remains uncertain due to the difficult credit environment facing our customers and the risk of continued economic uncertainty. While we expect demand in the replacement market will remain sluggish in the near term, it is possible that gaming operators' replacement buying demand will begin to improve in calendar 2010.

As we navigate these macroeconomic challenges, we remain focused on five key strategic priorities: 1) drive growth in our gaming operations business, while selectively investing our capital deployed in that business; 2) grow our United States and Canadian market share by innovating differentiated products; 3) expand the breadth and profitability of our international business; 4) improve our gross margins and operating margins; and 5) increase our cash flow from operations.

1. *Priority:* Drive growth in our gaming operations business, while selectively investing our capital deployed in that business.

   Fiscal 2009 Result: During the year ended June 30, 2009, our average installed base of participation gaming machines increased 10.2% over the prior year and, at June 30, 2009, our total installed participation footprint stood at 10,350 units compared to 9,321 units at June 30, 2008. Growth in the installed base was primarily led by our WAP gaming machines, which at June 30, 2009 comprised 24.4% of the footprint compared to 19.5% at June 30, 2008. The WAP footprint increased by 703 units in the year ended June 30, 2009 compared to June 30, 2008, largely reflecting the successful launch of new games on our new participation product lines. The increase in WAP games represented 68.3% of the total annual increase in installed participation gaming machines. A shift in strategy in fiscal 2007 to focus on return on investment of our gaming operations assets helped result in revenue per day for the year ended June 30, 2009 increasing by 10.4% to a record $69.93 per day from $63.34 per day for fiscal 2008. This strategy includes limiting the number of gaming machines for specific new themes at each casino and re-deploying gaming machines from casinos generating lower revenue per day to casinos generating higher revenue per day. By controlling the initial placement of participation products, we continued to reduce the capital invested in gaming operations compared to the prior year. A 10.4% improvement in the average daily revenue, coupled with the 10.2% improvement in the average installed base, produced a 21.3% year-over-year increase in participation revenue in our gaming operations business to $246.7 million, which attests to the continued strong play levels and player appeal of our participation products.

2. *Priority:* Grow our United States and Canadian market share by innovating differentiated products.

   Fiscal 2009 Result: The United States and Canadian replacement cycle has lengthened and the challenges facing our industry and the overall economy have continued, thus overall industry demand has been reduced. Our year-over-year new unit shipment volume comparison was negative and was impacted by lower overall industry demand, a tough comparison as the prior year included the sale of more than 1,000 units to Native American casinos in California following the passage of a voter referendum, partially offset by the current year being favorably impacted by rapid

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[continued]

acceptance of our newly launched, premium-priced *Bluebird2* gaming machine. As a result of these factors, our new unit shipments in the United States and Canada were down 7.6% compared to the prior year. To further diversify our revenue streams, we announced late in fiscal 2009 that we would directly enter the Class II, electronic bingo and central determinant market following expiration of our previous licensing agreements for those markets. Through an alliance with Bluberi Gaming Technologies Inc. ("Bluberi"), a Canadian-based technology firm, over time we will combine our existing library of over 200 for-sale games with Bluberi's proven system capabilities for the Class II, electronic bingo and central determinant markets. We are dependent, in part, on innovative new products, casinos expansions and new market opportunities to generate growth. We have continued to increase our spending on research and development activities to be able to offer creative and high earning products to our customers and for the year ended June 2009, such expenses are up $18.5 million or 23.2% over the prior year to $98.4 million. Expansion and new market opportunities may come from political action as governments look to gaming to provide tax revenues in support of public programs and view gaming as a key driver for tourism.

3. *Priority:* Expand the breadth and profitability of our international business.

   Fiscal 2009 Result: Shipments to international markets represented 36.6% of our total new unit shipments in the year ended June 30, 2009, compared with 35.2% for the prior year. During the year ended June 30, 2009 international new unit shipments decreased 1.4% from the prior year, as economic challenges are evident in some regions, principally Western European markets, as well as the impact of the higher mix of premium *Bluebird2* units. We are accomplishing continued international success through the simultaneous introduction of new products in the Canadian and U.S. and international markets, thereby capitalizing globally on the popularity and success of our newest products. In late fiscal 2008, Orion Gaming launched its new *Twinstar2* gaming machine and its new *N-Able* operating system which we expect will drive greater demand for Orion Gaming products in the future. In April 2009, we announced a new value-priced gaming platform called *Helios*™ which will be targeted at select international markets where the economics of the facilities do not justify the premium priced points of the *Bluebird*, *Bluebird2* or Orion's *Twinstar* or *Twinstar2* gaming machines. In fiscal 2010, we also will begin selling new units directly to customers in Mexico and New South Wales, Australia through a local distributor, two markets that we previously served through content licensing agreements with third parties. Also, we continue to achieve benefits from the opening of new international offices and the addition of new geographically dispersed sales account executives.

4. *Priority:* Improve our gross margins and operating margins.

   Fiscal 2009 Result: Our operating margin improved 320 basis points to 19.3% for the year ended June 30, 2009 from 16.1% for the prior year, even as research and development expenses increased year-over year by $18.5 million, or 23.2%. For the year ended June 30, 2009, our overall gross margin improved by 410 basis points to 63.5% led by a 310 basis point increase to 51.5% in our product sales gross margin largely attributable to the solid sales of and margin achieved with our new, premium *Bluebird2* gaming platform and an increase in our gaming operations margin to 83.3%. We are still implementing our lean sigma and strategic sourcing initiatives, but we are realizing positive results, and we believe these initiatives will continue to drive margin improvement in future years. In the future we expect to benefit from higher average selling prices and lease revenues coupled with an expanded volume of business that should result in greater volume discounts from our suppliers and enable us to spread our manufacturing overhead costs over a larger number of units thereby reducing cost per unit.

In addition, through disciplined cost management, we continue to expect to realize operating leverage from higher revenues as our total operating costs are not expected to grow at the same percentage as revenues. Our research and development spending includes the ongoing investment we are making to create intellectual property and advanced technologies that will power our innovative products in the future and support our existing product lines. We believe our product development capabilities, combined with additional functionalities and enhanced features of our advanced technologies and gaming platforms, enable us to optimize the entertainment value of our products and improve our gross margins and operating margins.

5. *Priority:* Increase our cash flow from operations.

Fiscal 2009 Result: For the year ended June 30, 2009 net cash provided by operations was comparable to the prior year reflecting a decrease by $7.0 million to $179.2 million, or 3.8%. The net cash provided by operations for the year ended June 30, 2009 reflects higher net income, deferred income tax expense and other non-cash items more than offset by a reduction in depreciation and amortization and changes in operating assets and liabilities. These operating asset and liability changes were impacted by a combination of our granting a greater amount of longer-term financing options for select customers during these challenging economic times and a greater percentage of new units shipped in the last month of the quarter, which was partially offset by our continued cross functional focus on improving utilization of working capital resulting in improving our inventory turns and better management of our accounts payables. In addition, in our cash flows from investing activities we made significant improvement in our management of the capital deployed in our gaming operations business. During fiscal 2009, the installed footprint of participation gaming machines increased 1,029 units or 11.0%, while our investment in gaming operations equipment totaled $47.0 million, compared to the $50.4 million invested in the prior year. As a result of the strong cash flow from operations, our total cash, cash equivalents and restricted cash as of June 30, 2009, rose 29.3% to $154.7 million from $119.6 million as of June 30, 2008.

The priorities for the utilization of our cash flow are to: continue to enhance stockholder value by emphasizing internal and external investments to create and license advanced technologies and intellectual property; seek acquisitions that can extend our international presence, increase our intellectual property portfolio and expand our earnings potential; and, when appropriate, repurchase shares in the open market or in privately negotiated transactions. For the year ended June 30, 2009, our research and development spending increased $18.5 million over the prior year. We spent $53.3 million in property, plant and equipment, $47.0 million on additions to gaming operations equipment, $13.5 million to acquire or license intangible and other assets and we funded approximately $40.5 million of common share repurchases.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[continued]

Networked Gaming

We believe that server-enabled networked gaming ("NG") will be the next significant technology development in the gaming machine industry. NG refers to a networked gaming system that links groups of server-enabled gaming machines to a remote server in the casino data center. Once the gaming machines are connected to the server-enabled network, new applications, game functionality, and system-wide features can be enabled. These networks will require regulatory approval in gaming jurisdictions prior to any implementation and will represent a significant addition to our existing portfolio of product offerings. We have been introducing the foundational technologies and hardware for NG to the market through our new participation product lines since the September 2006 quarter and we continued to implement this strategy in fiscal 2009 leading up to the launch of our *WAGE-NET®* NG system in fiscal 2010.

Our vision for NG expands on the basic functionality of downloadable games, remote configuration of betting denominations and central determination of game outcomes, and emphasizes enhanced game play and excitement for the player. In a networked environment, we believe game play will no longer be limited to an individual gaming machine; rather, we believe NG will permit game play to be communal among many players. We also expect that with networked gaming machines we will be able to offer system wide features and game functionality along with applications that add value to casino operators' operations. We will continue NG development, working with our competitors and customers to ensure the future is powered by an open standards approach where games, networks, servers and software from multiple suppliers are compatible with each other through the use of industry standard communication protocols.

Our path to the NG marketplace takes elements of our technology road map and converts them into commercializable products in advance of the launch of the full functionality of NG systems. Fiscal 2007 was highlighted by the successful launch of our *Community Gaming®* participation product line, made possible by using a server outside the gaming machine to drive the bonusing activity for an entire bank of games, thereby creating a true communal gaming experience. In fiscal 2007, we also commercialized the next step forward in computing power and capability with our *CPU-NXT2* operating system and platform, which is also the basis for our server-enabled *Bluebird2* gaming machines that we launched in the December 2008 quarter. *CPU-NXT2* also drives our *Transmissive Reels®* participation product line and real-time, 3D graphics and surround sound capabilities for our Sensory Immersion participation product line. We combined an interactive see-through liquid crystal display ("LCD") with the traditional appeal of authentic mechanical spinning reels to make *Transmissive Reels* a potential fixture for mechanical reel gaming machines on the NG slot floor. We launched *Adaptive Gaming,®* another key component to our NG technology in July 2008. We conducted a soft launch of our new server-ready *Bluebird2* gaming machine in the September 2008 quarter with the commercial launch beginning in the December 2008 quarter. At the *G2E®* trade show in November 2008 and the IGE trade show in January 2009, we also demonstrated the inter-operability of our *WAGE-NET* system, *Bluebird2* gaming machines using the *CPU-NXT2* operating system and new games with other manufacturers' products and systems using industry standard communication protocols developed by the Gaming Standards Association ("GSA"): *G2S®* and *S2S®*.

In February 2008, we entered into a ten-year non-exclusive, royalty-bearing patent cross-license agreement with International Game Technology Inc., ("IGT"). This agreement provides for a cross license of intellectual property evidenced by certain patents owned by each of us relating to computing and NG infrastructures. In May 2008, we received approval from Gaming Laboratories International ("GLI") on the first-point release of our *WAGE-NET* NG system, incorporating GSA communication standards and basic NG functionality, which as part of a technical beta test was placed at a popular tribal casino. We received GLI approval for the second-point release of *WAGE-NET* in January 2009 which has been in technical beta test at popular casinos on the East Coast and will be in a technical beta test in Mississippi later this year. In July 2008, we received approval for the first-point release of *WAGE-NET* from the Nevada gaming regulators and began a field trial at a popular Las Vegas strip casino. In December 2008, after successful completion of the field trial, we obtained the approval by the Nevada Gaming Commission of the first generation *WAGE-NET* system, including the remote configuration and downloadable applications. This version of *WAGE-NET* is GSA compliant, demonstrates our total commitment to support open architecture and standards-based protocols that our casino customers want and should expect, and will be further refined with additional features and functionality as we move forward toward a commercialized version of the *WAGE-NET* system in fiscal 2010.

OTHER KEY FISCAL 2009 ACTIVITIES

Common Stock Repurchase Program

On August 3, 2009, our Board of Directors authorized the repurchase of an additional $75 million of our common stock over the following twenty-four months increasing our remaining repurchase authorization to approximately $150 million. This authorization increases the existing program, previously authorized on August 4, 2008, from $150 million to $225 million and extended the expiration date to August 3, 2011. Pursuant to the authorization, purchases may be made from time to time in the open market, through block purchases or in privately negotiated transactions. The timing and actual number of shares repurchased will depend on market conditions. During fiscal 2009, we purchased 1,602,470 shares for approximately $35.5 million at an average cost of approximately $22.15 per share.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. Accordingly, we are required to make estimates incorporating judgments and assumptions we believe are reasonable based on our historical experience, contract terms, trends in our Company and the industry as a whole, as well as information available from other outside sources. Our estimates affect amounts recorded in the financial statements and actual results may differ from initial estimates. Our accounting policies are more fully described in Note 2, "Principal Accounting Policies" in our Consolidated Financial Statements.

We consider the following accounting estimates to be the most critical to fully understand and evaluate our reported financial results. They require us to make subjective or complex judgments about matters that are inherently uncertain or variable. Senior management discussed the development, selection and disclosure of the following accounting estimates, considered most sensitive to changes from external factors, with the Audit and Ethics Committee of our Board of Directors.

Revenue Recognition

We evaluate the recognition of revenue based on the criteria set forth in the following accounting pronouncements; American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, *Software Revenue Recognition* ("SOP 97-2"), as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions,* Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements,* as revised by SAB No. 104, *Revenue Recognition*

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[continued]

and Emerging Issues Task Force ("EITF") Issue 00-21 ("EITF 00-21"), *Accounting for Revenue Arrangements with Multiple Deliverables.* Our revenue recognition principle for both product sales and gaming operations is to record revenue when all the following criteria are met:

» Persuasive evidence of an agreement exists;

» The price to the customer is fixed or determinable;

» Delivery has occurred, title has been transferred, and any acceptance terms have been fulfilled;

» No significant contractual obligations remain; and

» Collectibility is reasonably assured.

Determining whether these requirements have been met may require us to make assumptions and exercise judgment that could significantly impact the timing and amount of revenue reported each period. In addition, we may enter into arrangements which include multiple elements or deliverables such as gaming machines, software systems and services. In such cases additional judgments and estimates are necessary to ensure the appropriate amounts of revenue are recorded in a given period. We annually investigate sales contracts with extended payment terms in excess of one year to determine if there is sufficient history to prove assurance of collectability under the original sales contract payments terms. Based upon this investigation, we have concluded that adequate supporting historical documentation exists to conclude collectability is probable for sales contracts with extended payment terms of 36 months or less.

The application of revenue recognition policies is critical due to the nature of the product sales contracts we execute. When multiple product deliverables are included under a sales contract, we allocate revenue to each product based upon its respective fair value against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition. Fair value is determined based on the prices charged when each element is sold separately. Revenues are recognized in accordance with our accounting policies for the separate elements when the products have value on a stand-alone basis and fair value of the separate elements exists. While determining fair value and identifying separate elements requires judgment, generally fair value and the separate elements are readily identifiable as we also sell those elements unaccompanied by other elements. In accordance with EITF 00-21 we allocate revenue to each unit of accounting based upon its fair value as determined by vendor specific objective evidence ("VSOE"). VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold individually.

The application of our revenue recognition policies and changes in our assumptions or judgments affect the timing and amounts of our revenues, cost of gaming operations, and cost of product sales. We anticipate an increase in our deferred revenues as we enter into NG in fiscal 2010 which we expect will result in an increasing number of multiple element contracts that include software and more of our product becomes subject to accounting rules for software revenue recognition. Deferred revenue totaled $7.5 million at June 30, 2009 and $5.2 million at June 30, 2008.

For LAP and stand-alone participation gaming machines, revenues are calculated based on gaming machine performance data provided to us by our customers (such as a percentage of the amount of a gaming machine's win per day or fixed fee based on the actual number of days the gaming machine was on the casino floor). Due to the timing of the receipt of such performance data, we are required to make estimates of our LAP and stand-alone participation revenue based on an analysis of the historical data reported to us and taking into account anticipated or known events that may affect the historical trend, such as contract cancellations or additional gaming machine placements at a particular customer's facility. We compare our estimates to the actual data, once received, and adjust our revenue estimates accordingly.

We apply the provisions of SOP 97-2, to sales of certain of our products, when appropriate. SOP 97-2 primarily effects our *Bluebird2* and Systems in Progress GmbH ("SiP") revenues and will impact future revenues in a NG environment because development of *Bluebird2*, SiP and future NG revenues has become more focused on computer software applications and systems to be sold and leased than our previous products. As we begin to commercialize NG system software in fiscal 2010, the application of SOP 97-2 will require us to obtain VSOE from third parties for each NG software product prior to recognizing revenue on any related gaming machine sales which may delay the recognition of revenue, and increase deferred revenues and deferred costs.

The application of this policy affects the level of our product sales and gaming operations revenue, cost of product sold, cost of gaming operations, accounts receivable, deferred revenue, deferred costs and accrued expenses. Other than the expanded application of SOP 97-2 with the launch of the *Bluebird2* platform in fiscal 2009, in fiscal 2009, 2008 and 2007, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Income Tax Accounting

We conduct business globally and are subject to income taxes in U.S. federal, state, local, and foreign jurisdictions. Determination of the appropriate amount and classification of income taxes depends on several factors, including estimates of the timing and probability of realization of deferred income taxes, reserves for uncertain income tax positions, and income tax payment timing.

We record deferred income tax assets and liabilities based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying U.S., state and applicable foreign jurisdiction enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The ability to realize the deferred income tax assets is evaluated through the forecasting of taxable income, in each jurisdiction, using historical and projected future operating results, the reversal of existing temporary differences, and the availability of tax planning strategies.

We apply an estimated annual effective income tax rate to our quarterly operating results to calculate the provision for income tax expense. In the event there is a significant, unusual or infrequent item recognized in our quarterly operating results, the income tax attributable to that item is recorded in the interim period in which it occurs. We modify our annual effective income tax rate if facts and circumstances change between quarters. Our effective income tax rates for fiscal 2009, 2008 and 2007 were 34.3%, 36.1% and 31.8%, respectively.

No taxes have been provided on certain undistributed foreign earnings that are planned to be indefinitely reinvested. If future events, including material changes in estimates of cash, working capital and long-term investment requirements necessitate that these earnings be distributed, an additional provision for withholding taxes may apply, which could materially affect our future effective income tax rate.

As a matter of course, we are regularly audited by various taxing authorities, and sometimes these audits result in proposed assessments where the ultimate resolution may result in our owing additional taxes. We establish reserves when, despite our belief that our tax return positions are appropriate and supportable under local tax law, we believe certain positions are likely to be challenged and we may not succeed in realizing the income tax benefit. We evaluate these reserves each quarter and adjust the reserves

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[continued]

and the related interest in light of changing facts and circumstances regarding the probability of realizing tax benefits, such as the progress of a tax audit or the expiration of a statute of limitations. We believe the estimates and assumptions used to support our evaluation of tax benefit realization are reasonable. However, final determinations of prior-year income tax liabilities, either by settlement with tax authorities or expiration of statutes of limitations, could be materially different than estimates reflected in our Consolidated Balance Sheets and historical income tax provisions in our Consolidated Statements of Income. The outcome of these final determinations could have a material effect on our income tax provision, net income, or cash flows in the period in which that determination is made. We believe our income tax positions comply with applicable tax law and that we have adequately provided for any known income tax contingencies.

Prior to fiscal 2008, we recognized income tax accruals with respect to uncertain income tax positions based upon Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies*. We currently apply Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 48 *Accounting for Uncertainty in Income Taxes* ("FIN 48"). Upon adoption of FIN 48 we recorded a $1.8 million increase in our liability for unrecognized income tax benefits with a corresponding reduction in our retained earnings as of July 1, 2007. Under FIN 48, the benefits of income tax positions that are more likely than not of being sustained upon audit based on the technical merits of the tax position are recognized in our Consolidated Financial Statements; positions that do not meet this threshold are not recognized. For income tax positions that are at least more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in our Consolidated Financial Statements.

The application of this policy affects the level of our income tax expense, current income tax receivables and liabilities, and current and non-current deferred income tax assets and liabilities. Other than the $1.8 million impact from the adoption of FIN 48 effective July 1, 2007, in fiscal 2009, 2008 and 2007, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term. See Note 9, "Income Taxes" to our Consolidated Financial Statements.

In the September 2008 quarter, the Internal Revenue Service began an audit of our U.S. federal income tax returns for fiscal years 2004 through 2007. In addition, we are currently under audit in a major state for the same years. As a result of these audits it is reasonably possible that the total amount of the unrecognized income tax benefits will significantly change within the next 12 months. At this time we are unable to estimate the amount of the potential change. Approximately $5.5 million of unrecognized income tax benefits are currently subject to the audits referred to above. At this time we believe appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years. We, or one of our subsidiaries, files income tax returns in the U.S. federal, various state, local and foreign jurisdictions. We are no longer subject to any significant U.S. federal, state, local or foreign income tax examinations by tax authorities for years before fiscal 2004.

Share-Based Compensation Expense

We account for share-based compensation in accordance with the provisions of SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"). Pre-tax share-based compensation expense was $18.0 million, $15.2 million and $12.4 million for fiscal 2009, 2008 and 2007, respectively. In fiscal 2009, we recorded a provision for equity-base performance units outstanding of $3.4 million that relate to the thirty-six month periods ended June 30,

2009, 2010 and 2011, based on the current assessment of achievement of the performance goals. In fiscal 2008, we recorded a provision for equity-base performance units outstanding of $2.7 million that relate to the thirty-six month periods ended June 30, 2009 and 2010, based on the current assessment of achievement of the performance goals. Additional charges will be recorded in future periods depending on the assessment of achievement of the performance goals. Prior to fiscal 2008, we concluded that the achievement of the performance goals was not probable and therefore a provision related to the awards was not required.

Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value model and calculating the fair value of share-based awards requires judgment, including estimating stock price volatility, forfeiture rates and expected life. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially impacted. See Note 2, "Principal Accounting Policies" to our Consolidated Financial Statements.

The application of this policy affects the level of our cost of product sales, cost of gaming operations, research and development expenses, selling and administrative expenses, additional paid-in capital and income tax expense. During fiscal 2009, 2008 and 2007, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Allowances for Slow-Moving and Obsolete Inventories
We value inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. Actual demand may differ from anticipated demand, and such differences may have a material effect on our Consolidated Financial Statements. Demand for parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to net realizable value.

An active market exists mostly outside of North America for used gaming machines. When we receive a gaming machine on trade-in, we estimate a carrying value for the gaming machine. The value is based upon an estimate of the condition of the gaming machine, as well as our experience in selling used gaming machines and could change due to changes in demand in general for used gaming machines. We either sell these trade-ins as-is or renovate the gaming machines before resale. We also sell participation gaming machines as used gaming machines when we no longer need them in our gaming operations business. Therefore, we review our used gaming machine inventory for impairment on a quarterly basis. Actual demand for new and used gaming machines may differ from anticipated demand, and such differences may have a material effect on our Consolidated Financial Statements.

We sold over 4,900 and over 4,500 used gaming machines in fiscal 2009 and 2008, respectively. At June 30, 2009 and 2008, our inventories included 1,303 and 748 legacy gaming machines, respectively, and $1.0 million and $1.4 million of total legacy inventory, respectively.

During fiscal 2009, 2008 and 2007 we recorded provisions for inventory write-downs of $13.3 million, $10.1 million and $5.3 million, respectively.

The application of this policy affects the amount of our inventory and cost of product sales. In fiscal 2009, 2008 and 2007, we had no material changes in the critical accounting estimates arising from the application of this

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[continued]

policy and we do not anticipate material changes in the near term.

Participation Gaming Machine Depreciation and Net Realizable Value

We depreciate the *Bluebird* and *Bluebird2*-branded participation gaming machines over a three-year useful life to residual value, while we depreciate the top boxes over a one-year useful life. A material adverse impact could occur if the actual useful life of the participation gaming machines or top boxes is less than what was used in estimating depreciation expense, or if actual residual value is less than the anticipated residual value. At June 30, 2009 and 2008 we had $68.0 million and $75.4 million net book value of gaming operations equipment recorded in our Consolidated Balance Sheets. On a quarterly basis we assess the carrying value of our gaming operations equipment and adjust the carrying value to net realizable value as appropriate based on expected future usage.

The application of this policy affects the level of our gaming operations equipment, accumulated depreciation on gaming operations equipment, cost of gaming operations, depreciation expense, income tax expense and deferred income tax assets and liabilities. In fiscal 2009, 2008 and 2007, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Intellectual Property and Licensed Technology Valuations

We license intellectual property and technologies from third parties that we use in our games and gaming machines. At June 30, 2009 and 2008, we had $68.6 million and $67.1 million capitalized on our Consolidated Balance Sheets for such costs, along with commitments not on our Consolidated Balance Sheets for an additional $112.7 million and $21.0 million, respectively, including contingent payments. As part of our contracts with the licensors, we typically provide a minimum guaranteed commitment and prepay royalties and license fees, usually at the time the contract is signed, even though the product may not be introduced until months or years later. We capitalize the royalty and license fee advances as intangible assets.

When products using the licensed intellectual property or technology begin to generate revenue, we begin amortization of the amount advanced. In cases where the advance represents a paid up license, the advance is amortized based on the estimated life of the asset. In those cases where the license agreement provides for a royalty to be earned by the licensor for each gaming machine sold or placed on a lease, the advance is amortized based on the royalty rates provided in the license agreement. In both cases the amortization of the advances are included in cost of product sales if related to a product sale or cost of gaming operations if related to placement or lease of gaming operations equipment. We regularly evaluate the estimated future benefit of royalty and license fee advances, as well as minimum commitments not yet paid, to determine amounts unlikely to be realized from forecasted sales or placements of our gaming machines. If actual or revised forecasts fall below the initial estimate, then we may need to revise the remaining useful life and/or record an impairment charge to write down the asset to net realizable value as we did in the fiscal 2008 when we recorded a $3.7 million pre-tax write-down to net realizable value for a licensed technology.

See Note 7, "Intangible Assets" and Note 13, "Commitments, Contingencies, and Indemnifications," to our Consolidated Financial Statements for further information. The application of this policy affects the level of our current assets, non-current assets, current liabilities, cost of product sales, cost of gaming operations, research and development expenses and selling and administrative expenses. Other than the fiscal year 2008 pre-tax write down of

$3.7 million to net realizable value for a licensed technology, in fiscal 2009, 2008 and 2007, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. Subsequent to the issuance of SFAS 157, the FASB issued FASB Staff Position ("FSP") 157-2 *Effective Date of FASB Statement No. 157* ("FSP 157-2"). FSP 157-2 delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. For the instruments subject to the effective date delay under FSP 157-2, the effective date to adopt the fair value provisions for us will be July 1, 2009. On October 10, 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. FSP No. 157-3 does not change the fair value measurement principles in SFAS 157, but rather provides guidance for the application of those measurement principles in the extreme inactive markets that currently exist. The adoption of SFAS 157 in fiscal 2009 had no material impact on our Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS 115*, ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities using different measurement techniques. The fair value measurement provisions are elective and can be applied to individual financial instruments. SFAS 159 requires additional disclosures related to the fair value measurements included in the entity's financial statements. We adopted this Statement beginning July 1, 2008 which had no material impact on our Consolidated Financial Statements.

In April 2008, the FASB issued FSP 142-3, *Determination of the Useful Life of Intangible Assets*, ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*, ("SFAS 142"). Previously, under the provisions of SFAS 142, an entity was precluded from using its own assumptions about renewal or extension of an arrangement where there was likely to be substantial cost or material modifications. FSP 142-3 removes the requirement of SFAS 142 for an entity to consider whether an intangible asset can be renewed without substantial cost or material modification to the existing terms and conditions and requires an entity to consider its own experience in renewing similar arrangements. FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years, which for us will be in Fiscal 2010. Early adoption is prohibited. The disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. We will continue to evaluate the impact of the provisions of FSP 142-3 on our Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[continued]

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events,* which establishes principles and requirements for reporting events or transactions occurring after the balance sheet date. It requires an entity to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued. This pronouncement also requires an entity to consider supplementing the financial statements with pro forma financial information if an unrecognized subsequent event is significant and to reissue financial statements filed with the SEC or other regulatory agencies if failure to do so could make the financial statements misleading. We adopted this statement for the quarter ended June 30, 2009 and updated our disclosures accordingly.

In June 2009, the FASB issued SFAS No. 168, *Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles,* which establishes the Codification as the single source of authoritative U.S. GAAP. This statement is effective for interim and annual statements issued after September 15, 2009 and will change the way we reference accounting standards in future financial statements.

RESULTS OF OPERATIONS

Gulf Coast Hurricanes

We carry both property and business interruption insurance. We incurred damages to our leased facility in Gulfport, Mississippi in August 2005 which was covered by our property insurance, after the deductible. We began litigation relating to our business interruption claims against the insurance company in the Mississippi courts in the September 2006 quarter and the trial occurred in March 2009. On August 4, 2009, we received a judgment in our favor but based on the court's interpretation of the policy, only nominal damages were awarded to us. This judgment will have no material impact on our Consolidated Financial Statements.

Seasonality

Sales of our gaming machines to casinos are generally strongest in the spring and slowest in the summer months, while gaming operations revenues are generally strongest in the spring and summer. Typically our total revenues are lowest in the September quarter and build in each subsequent quarter with the June quarter generating our highest total quarterly revenues. In addition, quarterly revenues and net income may increase when we receive a larger number of approvals for new games from regulators than in other quarters, when a game or platform that achieves significant player appeal is introduced, if a significant number of new casinos open or existing casinos expand, or if gaming is permitted in a significant new jurisdiction.

Fiscal Year Ended June 30, 2009 Compared to Fiscal Year Ended June 30, 2008

Below are our Revenues, Gross Margins and Key Performance Indicators. This information should be read in conjunction with our Consolidated Statements of Income (in millions, except unit and per share data):

	Year Ended June 30, 2009	Year Ended June 30, 2008	Increase (Decrease)	Percent Increase (Decrease)
Product Sales Revenues				
New unit sales revenues	$ 375.1	$ 358.0	$ 17.1	4.8%
Other product sales revenues	63.4	63.2	0.2	0.3
Total product sales revenues	$ 438.5	$ 421.2	$ 17.3	4.1
New units sold	26,406	27,931	(1,525)	(5.5)
Average sales price per new unit	$14,203	$12,817	$ 1,386	10.8
Gross profit on product sales revenues[1]	$ 225.7	$ 203.9	$ 21.8	10.7
Gross margin on product sales revenues[1]	51.5%	48.4%	310 bp	6.4
Gaming Operations Revenues				
Participation revenues	$ 246.7	$ 203.4	$ 43.3	21.3
Other gaming operations revenues	21.2	25.5	(4.3)	(16.9)
Total gaming operations revenues	$ 267.9	$ 228.9	$ 39.0	17.0
WAP gaming machines at year end	2,523	1,820	703	38.6
LAP gaming machines at year end	2,386	2,134	252	11.8
Stand-alone gaming machines at year end	5,441	5,367	74	1.4
Total installed participation base at year end	10,350	9,321	1,029	11.0
Average participation installed base	9,666	8,771	895	10.2
Average revenue per day per participation machine	$ 69.93	$ 63.34	$ 6.59	10.4
Installed casino-owned daily fee games at year end	507	819	(312)	(38.1)
Average casino-owned daily fee games installed base	763	776	(13)	(1.7)
Gross profit on gaming operations revenues[1]	$ 223.2	$ 182.3	$ 40.9	22.4
Gross margin on gaming operations revenues[1]	83.3%	79.6%	370 bp	4.6
Total revenues	$ 706.4	$ 650.1	$ 56.3	8.7
Total gross profit[1]	$ 448.9	$ 386.2	$ 62.7	16.2
Total gross margin[1]	63.5%	59.4%	410 bp	6.9
Total operating income	$ 136.6	$ 104.4	$ 32.2	30.8
Total operating margin	19.3%	16.1%	320 bp	19.9

bp basis points

(1) As used herein, gross profit and gross margin exclude depreciation and distribution expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[continued]

Revenues and Gross Profit

Total revenues for fiscal 2009 increased 8.7%, or $56.3 million, over the fiscal 2008, reflecting:

» A $17.1 million, or 4.8%, increase in new unit sales revenue as a result of:

» A 10.8% increase in the average selling price of new gaming machines to a record $14,203, principally reflecting the greater sales mix of premium-priced products, which included the sale of more than 9,200 *Bluebird2* gaming machines, representing approximately 35.0% of our total new unit sales.

» Partially offset by a 1,525 unit, or 5.5%, decrease in new units sold as:

- New units sold in the United States and Canada totaled 16,732 units, a decrease of 7.6%, due to lower industry demand resulting from the slowing economy and tightening in the credit markets. Fiscal 2008 included the impact of the sale of more than 1,000 units to Native American casinos in California following the passage of a voter referendum.
- International new units sold decreased 1.4% from the prior year to 9,674 units, reflecting economic challenges and tightening credit markets across some of the international regions, principally the Western European markets.
- Sales of mechanical reel products totaled 6,360 units, or approximately 24.1% of total new units sold compared to 29.9% of units sold in the prior year. We believe our customers reduced their capital spending on this product line in the first half of fiscal 2009 in advance of our launch of the new *Bluebird2* mechanical reel gaming machine with *Transmissive Reels* technology late in March 2009 quarter; and
- We launched our new networked-enabled *Bluebird2* video gaming machines in the December 2008 quarter, followed by the 5-reel mechanical *Bluebird2* in the March 2009 quarter and the 3-reel mechanical and slant version of the *Bluebird2* in the June 2009 quarter. We had expected that *Bluebird2* gaming machines would have accounted for 15.0% to 20.0% of our total unit sales in fiscal 2009, however due to the higher earnings performance experienced by our customers for these products, they accounted for 35.0% of our annual new unit shipments. With a list price 20.0% higher than our *Bluebird* gaming machines and our customers fixed capital budgets, some customers were not able to afford to buy as many *Bluebird2* gaming machines as if they had purchased our *Bluebird* gaming machines, and we believe this also had a negative impact on the number of new unit sales in fiscal 2009.

» A $0.2 million, or 0.3%, increase in other product sales revenues, reflecting higher sales of lower-margin used gaming machines and parts, partially offset by a slight decrease in game conversion revenues:

» We sold over 4,900 used gaming machines during the fiscal 2009, compared to over 4,500 used gaming machines in the prior year; and

» We earned revenue on more than 9,300 game conversion kits in fiscal 2009, compared to 9,000 game conversion kits in the prior year, however conversion revenues decreased slightly in fiscal 2009 as the average selling price achieved was modestly lower than in fiscal 2008.

» A $43.3 million, or 21.3%, growth in participation revenues due primarily to:

» A 10.2% increase, or 895 units, in the average installed base of participation gaming machines in fiscal 2009 driven by the growth in our stand-alone, WAP and LAP gaming machines. Our controlled roll-out strategy has led to the desired result of a higher level of incremental footprint for our products. The stand-alone installed base increased by 74 units primarily due to growth in our *Community Gaming* product line series throughout the last twelve months and the launch in the September 2008 quarter of our fourth new participation product line, *Adaptive Gaming.* The LAP units in the installed base as of June 30, 2009 increased by 252 units compared to the prior year due to new game series launched during fiscal 2009. The WAP units in the installed base at June 30, 2009 was 38.6% or 703 units higher than at June 30, 2008, reflecting continued strong performance of our Sensory Immersion and *Transmissive Reels* product lines and our latest WAP game, *Reel 'Em In® Compete to Win®*. The WAP installed base accounted for 24.4% and 19.5% of the installed base at June 30, 2009 and 2008, respectively; and

» Overall average revenue per day increased by $6.59, or 10.4%, principally reflecting favorable player response to the new games for our four innovative participation product lines and our active program to relocate low-performing participation gaming machines to casinos where we expect higher performance.

» A $4.3 million, or 16.9%, decrease in other gaming operations revenues as we experienced lower royalty revenues as a result of license agreements for certain markets coming to the end of the license term and us electing to not renew such agreements so we can directly enter these markets, such as Class II and Australia.

Total gross profit, as used herein excluding depreciation and distribution expense, increased 16.2%, or $62.7 million, to $448.9 million for the year ended June 2009 from $386.2 million for the prior year. Our gross margins may not be comparable to those of other entities as we include the costs of distribution, which amounted to $21.4 million and $20.4 million in fiscal 2009 and 2008 respectively, in selling and administrative expenses. This improvement reflects:

» Gross margin on product sales revenues was 51.5% for fiscal 2009, compared to 48.4% for the prior year. Gross margin for fiscal 2009 reflects continued operating improvements, primarily resulting from our lean sigma and strategic sourcing initiatives, coupled with a higher average selling price due to greater sales of premium gaming machines, including our new *Bluebird2* platform and partially offset by a lower volume of business and $3.2 million in higher excess and obsolete inventory charges as we transition to the new *Bluebird2* gaming machine. We launched the *Bluebird2* gaming machine in the December 2008 quarter and met our goal of achieving a similar gross margin for this new product as we were currently achieving for the original *Bluebird* product; and

» Gross margin on gaming operations revenues was 83.3% in fiscal 2009, compared to 79.6% from the prior year, reflecting favorable WAP jackpot expense experience and the positive influence of the higher revenue per day from our high performing *Community Gaming*, Sensory Immersion, *Transmissive Reels* and *Adaptive Gaming* games partially offset by the greater number of WAP gaming machines, which have a lower gross margin, in the installed base.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[continued]

We expect to generate continued revenue growth in fiscal 2010 and fiscal 2011 as we increase our global market share due to the popularity of our products, launch new, expanded market distribution opportunities, increase our average selling price as our premium *Bluebird2* gaming machines become a higher percentage of overall sales and continue to grow our participation installed base and average revenues per day through the introduction of new and innovative participation games and product lines. We expect royalty revenues to decline in fiscal 2010 and 2011 from fiscal 2009 levels as several of our content licensing agreements terminated in fiscal 2009 or were in an agreed upon sell-off period. We expect continued improvements in our product sales gross margin, resulting from the ongoing implementation of process improvements throughout the entire organization with the utilization of lean sigma tools to improve quality and eliminate waste, results from our strategic sourcing initiatives and the benefits from higher unit volumes and ongoing leveling of the production schedule throughout each quarter.

Operating Expenses

Operating expenses were as follows (in millions of dollars):

	Year Ended June 30,					
	2009		2008		Increase	
	Dollar	As % of Revenue	Dollar	As % of Revenue	Dollar	Percent
Research and development	$ 98.4	13.9%	$ 79.9	12.3%	$18.5	23.2%
Selling and administrative	145.5	20.6	130.0	20.0	15.5	11.9
Depreciation	68.4	9.7	71.9	11.1	(3.5)	(4.9)
Total operating expenses	$312.3	44.2%	$281.8	43.4%	$30.5	10.8%

Research and development expenses increased 23.2% to $98.4 million in fiscal 2009, compared to $79.9 million in the prior year. The year-over-year increase reflects:

- our planned expanded product development initiatives for the continued creation of intellectual property and the ongoing expansion of our product portfolio;
- higher costs to accelerate new systems and enterprise-wide system applications for our *Casino Evolved*™ suite of innovative, high-value products in preparation for the launch of NG systems in fiscal 2010;
- increased payroll-related costs associated with head-count increases to accomplish the initiatives stated above and higher performance-based incentive costs associated with improved operating performance; and
- Fiscal 2008 included a $3.7 million pre-tax write down to net realizable value related to a licensed technology.

During fiscal 2009, we introduced 61 new WMS-branded games for sale and 26 new participation and casino-owned daily fee games, compared to the introduction in fiscal 2008 of 55 new WMS-branded games for sale and 25 new participation and casino-owned daily fee games.

Selling and administrative expenses increased 11.9%, or $15.5 million, to $145.5 million in fiscal 2009 compared to $130.0 million in the prior year. The year-over-year increase includes:

- increased payroll-related costs primarily related to headcount increases to support international expansion and overall growth in our business, and higher performance-based incentive costs associated with improved operating performance;

- non-cash bad debt expenses increasing by $3.6 million to $7.1 million due to the downturn in the global economy and an increase in customers filing for protection from bankruptcy; and
- higher legal expense primarily associated with the litigation on insurance claims related to Hurricane Katrina.

Depreciation expense decreased $3.5 million to $68.4 million in fiscal 2009 compared to $71.9 million in the prior year. This reflects improved capital efficiencies achieved in the gaming operations business resulting from the ongoing disciplined rollout of new participation games resulting in lower capital spending and increased longevity of the participation gaming machine placements coupled with a greater number of participation gaming machines reaching salvage value.

For fiscal 2010 and 2011, we expect to increase research and development spending to support our expanding portfolio of innovative and differentiated product offerings, further our progress with our NG initiatives, and create new game development tools, technological advancements and innovations in game play. The increased spending is also anticipated to support further growth of our game library and enhance the productiveness of our development efforts. Selling and administrative expenses are anticipated to increase more modestly in fiscal 2010 and 2011 and are expected to decline slightly as a percent of revenues in fiscal 2010 and 2011. In line with the more moderate rate of growth expected for our installed participation footprint, we anticipate our capital investment in gaming operations equipment to flatten or decrease in fiscal 2010 and 2011, and estimate capital expenditures for property, plant and equipment to increase modestly in fiscal 2010 and 2011.

Operating Income

Our operating income increased by $32.2 million or 30.8% in fiscal 2009 on an 8.7% increase in total revenues. Our fiscal 2009 operating margin of 19.3% represented a 320 basis point increase over the 16.1% operating margin achieved in the prior year. This improvement was achieved by the improvements in both product sales and gaming operations gross margins, coupled with higher-margin gaming operations accounting for 37.9% of total revenues in fiscal 2009 compared to 35.2% in the prior year, partially offset by operating expenses increasing by 10.8%, or 210 basis points greater than the increase in total revenues.

For fiscal 2010 and 2011, we expect to continue to achieve improvements in our operating margin as improvements in revenue and gross profits will be paired with operating expenses being a slightly lower percentage of overall revenues than in fiscal 2009.

Interest Expense

We incurred interest expense of $4.0 million for both fiscal 2009 and 2008, primarily related to our 2.75% convertible subordinated notes, amortization of debt issuance costs, and in fiscal 2009, interest and fees on borrowings under our revolving credit facility.

Interest and Other Income, Net

Interest and other income, net increased by $2.6 million to $7.8 million for year ended June 2009 compared to $5.2 million for the prior year. Fiscal 2009 includes a pre-tax gain of $5.0 million from a cash settlement we received from trademark litigation.

Income Taxes

The effective income tax rate was 34.3% in fiscal 2009 compared to 36.1% in fiscal 2008. In early October 2008,

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[continued]

the Federal research and development tax credit was reinstated retroactive to the beginning of calendar year 2008 and will continue through calendar year 2009. As the research and development tax credit legislation will expire on December 31, 2009, we expect our effective income tax rate for fiscal 2010 and 2011 to be approximately 36% assuming governments do not change statutory tax rates for those periods.

The fiscal 2009 effective income tax rate reflects:

» increased pre-tax income;

» higher domestic manufacturing deduction; and

» reinstatement of the research and development tax credit in October 2008, retroactive to the beginning of the calendar year 2008. The effective tax rate includes the credit earned from January 1, 2008 through June 30, 2008, which aggregated $0.02 per diluted share, in addition to the tax credit earned during fiscal 2009.

The fiscal 2008 effective income tax rate reflects:

» the domestic manufacturing deduction; and

» no impact of the federal research and development tax credit in the March 2008 and June 2008 quarters as the legislation had expired on December 31, 2007.

Earnings Per Share

Diluted earnings per share increased 38.3% on an 8.7% increase in revenues to $1.59 for year ended June 2009 from $1.15 for prior year. The increase in earnings per share is attributable to increased net income for the year and a lower number of diluted common stock and common stock equivalents primarily driven by our share repurchase program.

Impact of Inflation

During the past three years, the general level of inflation affecting us has been relatively low. Our ability to pass on future cost increases in the form of higher sales prices will depend on the prevailing competitive environment and the acceptance of our products in the marketplace.

Fiscal Year Ended June 30, 2008 Compared to Fiscal Year Ended June 30, 2007

Below are our Revenues, Gross Margins and Key Performance Indicators. This information should be read in conjunction with our Consolidated Statements of Income (in millions, except unit and per share data):

	Year Ended June 30, 2008	Year Ended June 30, 2007	Increase (Decrease)	Percent Increase (Decrease)
Product Sales Revenues				
New unit sales revenues	$ 358.0	$ 317.0	$ 41.0	12.9%
Other product sales revenues	63.2	49.3	13.9	28.2
Total product sales revenues	$ 421.2	$ 366.3	$ 54.9	15.0
New units sold	27,931	25,613	2,318	9.1
Average sales price per new unit	$12,817	$12,378	$ 439	3.5
Gross profit on product sales revenues[1]	$ 203.9	$ 167.7	$ 36.2	21.6
Gross margin on product sales revenues[1]	48.4%	45.8%	260 bp	5.7
Gaming Operations Revenues				
Participation revenues	$ 203.4	$ 153.6	$ 49.8	32.4
Other gaming operations revenues	25.5	19.9	5.6	28.1
Total gaming operations revenues	$ 228.9	$ 173.5	$ 55.4	31.9
WAP gaming machines at year end	1,820	1,507	313	20.8
LAP gaming machines at year end	2,134	2,333	(199)	(8.5)
Stand-alone gaming machines at year end	5,367	4,436	931	21.0
Total installed participation base at year end	9,321	8,276	1,045	12.6
Average participation installed base	8,771	7,299	1,472	20.2
Average revenue per day per participation machine	$ 63.34	$ 57.66	$ 5.68	9.9
Installed casino-owned daily fee games at year end	819	760	59	7.8
Average casino-owned daily fee games installed base	776	728	48	6.6
Gross profit on gaming operations revenues[1]	$ 182.3	$ 137.3	$ 45.0	32.8
Gross margin on gaming operations revenues[1]	79.6%	79.1%	50 bp	0.6
Total revenues	$ 650.1	$ 539.8	$ 110.3	20.4
Total gross profit[1]	$ 386.2	$ 305.0	$ 81.2	26.6
Total gross margin[1]	59.4%	56.5%	290 bp	5.1
Total operating income	$ 104.4	$ 74.2	$ 30.2	40.7
Total operating margin	16.1%	13.7%	240 bp	17.5

***bp** basis points*

(1) As used herein, gross profit and gross margin exclude depreciation and distribution expense.

Revenues and Gross Profit

Total revenues for fiscal 2008 increased 20.4%, or $110.3 million, over fiscal 2007, reflecting:

- A $41.0 million, or 12.9%, increase in new unit sales revenue as a result of:
  - A 2,318 unit, or 9.1%, increase in new units sold.
    - International new units sold increased 30.2% over the prior year, reflecting growth in China with our Mandarin-based games and continued growth throughout Europe, South Africa and South America;
    - United States and Canada new units sold in fiscal 2008 were essentially flat to fiscal 2007 due to the continued sluggish United States and Canada replacement market and the slowing of the economy offsetting a

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[continued]

higher number of new casino openings and expansions in fiscal 2008;

- The United States and Canada new unit sales in fiscal 2008 benefited from shipments of new units to five California casinos as a result of amended compacts while fiscal 2007 benefited from initial and ongoing shipments of new units to properties located in the newly opened Pennsylvania and Broward County, Florida jurisdictions, as well as a strong contribution from Oklahoma which was a new market for us at the time; and
- Sales of mechanical reel products totaled 8,344 units, or approximately 29.9% of total new units sold compared to 25.4% of units sold in the prior fiscal year.

» A 3.5% increase in the average selling price of new gaming units, principally reflecting the benefit of higher list prices.

» A $13.9 million, or 28.2%, increase in other product sales revenues, reflecting strong sales of conversion kits and used gaming machines as follows:

» We earned revenue on more than 9,000 conversion kits in fiscal 2008, compared to over 7,200 conversion kits in the fiscal 2007 period, due to the positive response to our new video and mechanical reel games; and

» We sold approximately 4,500 used gaming machines at higher prices in fiscal 2008, compared to nearly 6,600 used gaming machines in fiscal 2007.

» A $49.8 million, or 32.4%, growth in participation revenues due primarily to:

» A 20.2% increase in the average installed base of participation gaming machines, driven by the growth in our WAP and stand-alone installed bases. The WAP units in the installed base as of June 30, 2008 was 313 units higher than at June 30, 2007, reflecting continued strong performance of our Sensory Immersion and *Transmissive Reels* product lines in fiscal 2008. Our controlled roll-out strategy has led to the desired result of a higher level of incremental footprint for the WAP units. The WAP installed base accounted for 19.5% and 18.2% of the installed base at June 30, 2008 and 2007, respectively; and

» Overall average revenues per day increased by $5.68, or 9.9%, principally reflecting favorable player response to the new games for our three new innovative participation product lines.

» A $5.6 million, or 28.1%, increase in other gaming operations revenues as we experienced a net increase in royalty revenue from third party licensees due to the popularity of our licensed games.

Total gross profit, as used herein excluding distribution and depreciation expense, increased 26.6%, or $81.2 million, to $386.2 million for the fiscal 2008 period from $305.0 million for the fiscal 2007 period. Our gross margins may not be comparable to those of other entities as we include the costs of distribution, which amounted to $20.4 million and $17.2 million in fiscal 2008 and 2007 respectively, in selling and administrative expenses. This improvement reflects:

» Gross margin on product sales revenues of 48.4% for the fiscal 2008 period, compared to 45.8% for the fiscal 2007 period. Gross margin for the fiscal 2008 period reflects continued success with the ongoing implementation of our lean sigma process improvement and strategic sourcing initiatives, the benefits from a higher volume of business, greater sales of higher-margin conversion kits, and a higher average selling price for new gaming machines, partially offset by a lower mix of premium-priced products than a year ago; and

» Gross margin on gaming operations revenues of 79.6% in the fiscal 2008 period was up slightly from fiscal 2007, reflecting the positive influence of the high performing *Community Gaming*, Sensory Immersion and *Transmissive Reels* games and favorable overall WAP jackpot experience offset by the greater number of WAP gaming machines in the installed base.

Operating Expenses

Operating expenses were as follows (in millions of dollars):

	Year Ended June 30,					
	2008		2007		Increase	
	Dollar	As % of Revenue	Dollar	As % of Revenue	Dollar	Percent
Research and development	$ 79.9	12.3%	$ 58.1	10.8%	$21.8	37.5%
Selling and administrative	130.0	20.0	109.8	20.3	20.2	18.4
Depreciation	71.9	11.1	62.9	11.7	9.0	14.3
Total operating expenses	$281.8	43.4%	$230.8	42.8%	$51.0	22.1%

Research and development expenses increased $21.8 million to $79.9 million in fiscal 2008, compared to $58.1 million in the prior year. The year-over-year increase reflects:

» our expanded product development initiatives for the continued creation of intellectual property and the ongoing expansion of our product portfolio;

» higher payroll-related costs resulting from headcount increases and performance-based incentives associated with improved operating performance;

» higher costs to accelerate new systems and enterprise-wide system applications for our suite of innovative, high-value products in preparation for the advent of NG;

» a $3.7 million pre-tax write down to net realizable value related to a licensed technology; and

» the inclusion of research and development expenses for SiP since the mid-July 2007 acquisition.

During fiscal 2008, we introduced 55 new WMS-branded games for sale and 25 new participation and casino-owned daily fee games, compared to the introduction in fiscal 2007 of 49 new games for sale and 28 new participation and casino-owned daily fee games.

Selling and administrative expenses increased $20.2 million to $130.0 million in fiscal 2008 compared to $109.8 million in fiscal 2007. The increase includes:

» higher marketing, promotion and distribution costs related to the roll-out of new products and branding initiatives;

» increased payroll-related costs associated with headcount increases to support international expansion and overall growth in our business and performance-based incentives associated with improved operating performance during the past twelve months;

» higher spending on customer service activities to support our larger participation installed base and increased customer touch points; and

» higher legal expenses and non-cash charges for bad debt expense, as well as the impact of consolidating SiP results since the mid-July 2007 acquisition.

Depreciation expense increased $9.0 million to $71.9 million in fiscal 2008 compared to $62.9 million in fiscal 2007. This reflects the steady increase in the installed base of participation games throughout fiscal 2007 and 2008,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[continued]

as evidenced in the 20.2% year-over-year increase in the average installed base of participation machines. The increase also reflects depreciation related to SiP. We invested $50.4 million in gaming operations gaming machines, top boxes and related equipment during fiscal 2008, $75.9 million during fiscal 2007, and $68.7 million during fiscal 2006.

Operating Income

Our operating income in fiscal 2008 increased by $30.2 million, or 40.7%, to $104.4 million on a 20.4% increase in total revenues. Our fiscal 2008 operating margin of 16.1% represented a 240 basis point increase over the 13.7% operating margin achieved in the prior year. This improvement was achieved by the improvements in both product sales and gaming operations gross margins, coupled with higher-margin gaming operations accounting for 35.2% of total revenues in fiscal 2008 compared to 32.1% in the prior year, partially offset by operating expenses increasing at 22.1% or 170 basis points greater than the increase in total revenues.

Interest Expense

We incurred interest expense of $4.0 million and $5.1 million for fiscal 2008 and 2007, respectively, primarily related to our 2.75% convertible subordinated notes, amortization of debt issuance costs and, in fiscal 2007, interest and fees on borrowings under our revolving credit facility.

Interest and Other Income, Net

Interest and other income, net increased by $2.6 million to $5.2 million primarily due to higher interest income earned on cash in fiscal 2008 as a result of higher average cash balances and better short-term cash management in fiscal 2008.

Income Taxes

The effective income tax rates were approximately 36.1% and 31.8% for fiscal 2008 and 2007, respectively.

The fiscal 2008 effective income tax rate reflects:

» increased pre-tax income;

» the domestic manufacturing deduction;

» the research and development income tax credit expiration on December 31, 2007; and

» the impact of unrecognized income tax benefits resulting from the implementation of FIN 48 effective July 1, 2007.

The fiscal 2007 effective income tax rate reflects:

» utilization of the export sales deduction, which expired in December 2006;

» the domestic manufacturing deduction; and

» the effect of the retroactive reinstatement of the research and development tax credit legislation which was reinstated in December 2006, retroactive to January 1, 2006. The effective income tax rate includes the credit earned from January 1, 2006 through June 30, 2006, which aggregated $0.01 per diluted share, in addition to the income tax credit earned during fiscal 2007.

Earnings Per Share

Diluted earnings per share increased to $1.15 for fiscal 2008 from $0.86 for fiscal 2007. The increase in earnings per share is attributable to increased net income in fiscal 2008 partially offset by a higher diluted share count, primarily resulting from the issuance of common shares upon exercise of stock options.

LIQUIDITY AND CAPITAL RESOURCES

The financial market crisis disrupted credit and equity markets worldwide and led to a weakened global economic environment throughout our fiscal 2009. The effect of the weakened global economy and the fallout from the financial market crisis has been a challenge for our industry with some gaming operators delaying or canceling construction projects, coupled with many customers reducing their annual capital budgets for calendar 2009, which had a more significant impact in the second half of our fiscal 2009.

The amount of cash flow from operations we generate is largely dependent on our profitability and the amount of working capital necessary to support our revenue base. Therefore, in any given reporting period, the amount of cash consumed or generated by operations will primarily relate to the rate of revenue and profitability increase or decrease, causing a corresponding increase or decrease in working capital. In periods when revenues are increasing, the expanded working capital needs will be funded from available cash, cash equivalents, cash flow from operations, and, if necessary, proceeds from our revolving credit facility, additional borrowings or additional equity offerings. We utilize these sources to fund investments in property, plant and equipment, gaming operations equipment and agreements to license or acquire third-party brands, intellectual properties or technologies that we have not developed internally. Also, we will from time to time issue or retire borrowings or repurchase equity in an effort to maintain a cost- effective capital structure consistent with our anticipated capital requirements. With the ongoing uncertainty in the credit and capital markets, there can be no assurance that other sources of capital will be available to us on acceptable terms or at all. Based on past performance and current expectation, we believe the combination of these resources will satisfy our needs for working capital, jackpot liabilities, capital expenditures, debt service, and other liquidity requirements associated with our existing operations into the foreseeable future.

Our primary sources of liquidity are:

» Existing cash and cash equivalents;

» Cash flows from operations; and

» Debt capacity available under our revolving credit facility.

Selected balance sheet accounts at June 30 are summarized as follows (in millions):

	2009	2008	Increase Dollar	Increase Percent
Total cash, cash equivalents, and restricted cash[1]	$154.7	$119.6	$35.1	29.3%
Total current assets (A)	450.0	413.3	36.7	8.9
Total assets	856.0	772.7	83.3	10.8
Total current liabilities (B)	115.7	116.6	(0.9)	(0.8)
Long-term debt	115.0	115.0	–	–
Stockholders' equity	591.4	510.8	80.6	15.8
Net working capital (A)–(B)	334.3	296.7	37.6	12.7

(1) Pursuant to various state gaming regulations, we maintain certain restricted cash accounts to ensure availability of funds to pay wide-area progressive jackpot awards either in lump sum payments or in installments. Cash, cash equivalents, and restricted cash includes restricted cash of $19.0 million and $18.8 million as of June 30, 2009 and June 30, 2008, respectively. Cash required for funding WAP systems jackpot payments is considered restricted cash and is not available for general corporate purposes.

Our net working capital increased $37.6 million from June 30, 2008, and was primarily affected by the following components:

» An increase in cash, cash equivalents and restricted cash of $35.1 million due primarily to our increased profitability, controlled capital investing and better management of select working capital items;

» An increase in total current accounts and notes receivable, net, of $15.7 million or 7.9%, to $214.2 million compared to $198.5 million at June 30, 2008,

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[continued]

reflecting the impact of greater product sales revenues in the June quarter 2009 compared to the June quarter 2008, and an effort launched in fiscal 2009 to expand the amount of financing terms provided to customers given the downturn in the economy, partially offset by improved collection efforts to reduce aged accounts receivable. Our days sales outstanding for current and long-term account and notes receivables were 119 days at June 30, 2009 compared to 109 days at June 30, 2008;

» A decrease in inventories of $16.8 million or 28.0% to $43.1 million from $59.9 million at June 30, 2008 due to continuing efforts to increase inventory turns which were 4.2 at June 30, 2009 compared to 3.1 at June 30, 2008;

» An increase in other current assets of $2.7 million, net of lower deferred income taxes; and

» A $9.6 million decrease in other accrued liabilities primarily resulting from the settlement of a share repurchase liability from June 2008 and lower current income taxes payable.

As described in Note 13, "Commitments, Contingencies and Indemnifications" to our Consolidated Financial Statements, we have royalty and license fee commitments for brand, intellectual property and technology licenses of $112.7 million including contingent payments that are not recorded in our Consolidated Balance Sheets.

We believe that total cash, cash equivalents and restricted cash of $154.7 million at June 30, 2009, inclusive of $19.0 million of restricted cash, and cash flow from operations will be adequate to fund our anticipated level of expenses, cash to be invested in property, plant and equipment and gaming operations equipment, cash to be used to license or acquire brands, technologies or intellectual properties from third parties, the levels of inventories and receivables required in the operation of our business, and any repurchases of common stock for the upcoming fiscal year. We take a prudent and conservative approach to maintaining our available liquidity while credit market and economic conditions remain unfavorable. We continue to focus on reinvesting in our business through our installed base of gaming operations machines, as well as other strategic capital deployment objectives to expand our geographic reach, product lines and customer base. We will cautiously deploy our capital in order to preserve maximum flexibility. For fiscal 2010 and fiscal 2011, we expect cash flow from operations to continue to be strong. We do not believe we will need to raise a significant amount of additional capital in the short term or long term, and we have access to our $100 million revolving credit facility through December 31, 2009. We intend to extend or replace this facility prior to its expiration. Due to the current economic conditions and capital markets challenges, we can provide no guarantee that we will be able to negotiate such an agreement or that such agreement would not place further limitations on our operations. We will, however, assess market opportunities as they arise.

Of our $154.7 million of total cash, cash equivalents and restricted cash at June 30, 2009, approximately $96.6 million is invested in various money market funds. The banking institutions that sponsor these money market funds have elected to participate in the Temporary Guarantee Program for U.S. Money Market Funds sponsored by the U.S. Treasury which guarantees the amount invested in these money market funds at September 19, 2008 and our balance invested at that date was approximately $99 million. Currently this program ends on September 18, 2009. Late in 2008, the Federal Deposit Insurance Corporation approved a final rule to strengthen the agency's Temporary Liquidity Guarantee Program. This program guarantees newly issued senior unsecured debt of banks, thrifts, and certain holding companies, and provides full coverage of non-interest bearing deposit transaction accounts. Under this program, participating institutions will be able to provide customers full coverage on non-interest-bearing accounts, which currently will be in effect until the end of calendar 2009.

The remaining $58.1 million of cash, cash equivalents and restricted cash is primarily cash held at various banking institutions. Approximately $9.0 million is held in cash accounts at international bank institutions and the remaining $49.1 million is primarily held in non-interest-bearing accounts at JPMorgan Chase and Bank of America, such that these deposits are covered by the Temporary Liquidity Guarantee Program.

Convertible Subordinated Notes

At June 30, 2009, we had $115 million of convertible subordinated notes outstanding, bearing interest at 2.75%, maturing on July 15, 2010. The notes are convertible at any time into an aggregate of 8.7 million shares of our common stock at a conversion price of $13.19 per share, subject to adjustment. The notes are not callable. We pay interest on the notes semi-annually on January 15 and July 15 of each year, aggregating $3.2 million annually. The conversion of the 2.75% convertible subordinated notes to common stock is dependent on individual holders' choices to convert, which is dependent on the spread of the market price of our stock above the conversion strike price of $13.19 per share, and would reduce our annual interest expense. None of the holders have converted any of their convertible subordinated notes into our common stock. Our convertible notes are conventional convertible debt instruments in which the holder may only realize the value of the conversion option by exercising the option and receiving a fixed number of shares of our common stock.

Revolving Credit Facility

We have a revolving credit agreement, as amended, that provides for $100 million of unsecured borrowings through December 31, 2009, including the potential to expand the line up to $125 million. Up to $10 million of the credit facility is available for the issuance of letters of credit. The credit agreement requires that we maintain certain financial ratios, which could limit our ability to acquire companies, declare dividends or make any distribution to holders of any shares of capital stock, or purchase or otherwise acquire such shares of our common stock. At June 30, 2009, approximately $114.2 million was available for such purposes under the most restrictive of these covenants. No amounts were outstanding under the revolving credit facility as of June 30, 2009 and June 30, 2008. In October 2008, due to the volatility and lack of liquidity in the capital markets, we borrowed $25 million on our revolving credit facility and invested the proceeds in treasury bills with 30-day maturities. We repaid the $25 million by December 31, 2008. In January 2009, due to the continued volatility and lack of liquidity in the capital markets, we borrowed $25 million on our revolving credit facility and invested the proceeds in treasury bills with 30 day maturities. We repaid the $25 million by March 31, 2009 and did not borrow any amounts under our revolving credit facility in the June 2009 quarter. We intend to extend or replace our revolving credit facility before it expires, although we can provide no guarantee that we will be able to effect our intensions.

The financial covenants under the credit facility consist of a leverage ratio and an interest coverage ratio. The maximum leverage ratio is currently 3.25x and is computed as total debt outstanding at the end of each quarter divided by the trailing twelve months earnings before interest, income taxes, depreciation and amortization, including non-cash charges. The minimum interest coverage ratio is currently 2.5x and is computed as trailing twelve months earnings before interest and income taxes divided by trailing twelve months interest charges.

Common Stock Repurchase Program

On August 3, 2009, our Board of Directors authorized the repurchase of an additional $75 million of our common stock over the following twenty-four months increasing our remaining repurchase authorization to approximately $150 million. See "Other Key Fiscal 2009 Activities" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[continued]

Cash Flows Summary

Cash flows from operating, investing and financing activities, as reflected in our Consolidated Statements of Cash Flows, are summarized in the following table (in millions):

	Year Ended June 30,			2009 to 2008	2008 to 2007
	2009	2008	2007	Change	Change
Net cash provided by (used in):					
Operating activities	$ 179.2	$ 186.2	$ 118.9	$ (7.0)	$ 67.3
Investing activities	(113.8)	(117.8)	(158.8)	4.0	41.0
Financing activities	(29.8)	(5.2)	35.6	(24.6)	(40.8)
Effect of exchange rates on cash and cash equivalents	(0.7)	0.4	2.4	(1.1)	(2.0)
Net increase (decrease) in cash and cash equivalents	$ 34.9	$ 63.6	$ (1.9)	$(28.7)	$ 65.5

Operating Activities:

The $7.0 million decrease in cash provided by operating activities in the fiscal 2009 year compared to the fiscal 2008 year resulted from:

» A positive impact from the $24.7 million increase in net income, partially offset by a $3.5 million decrease in depreciation and a $5.5 million decrease in amortization;

» A positive impact from other non-cash items of $22.5 million, including a $6.1 million increase in non-cash items, a $2.8 million increase in share-based compensation, and a $13.6 million change in deferred income taxes, more than offset by;

» A $45.2 million negative impact from changes in operating assets and liabilities. This decrease is comprised of a $19.1 million incremental increase in total accounts and notes receivable activity as we granted a greater number of longer-term financing options for select customers and more of our quarterly shipments for the June 2009 quarter took place in the month of June than had occurred in June 2008, an $18.3 million greater decrease in current liabilities activity partially offset by a $7.0 million greater decrease in inventory activity.

The $67.3 million increase in cash provided by operating activities in the fiscal 2008 year compared to the fiscal 2007 year resulted from:

» A positive impact from the $18.6 million increase in net income and a $9.0 million increase in depreciation;

» A positive impact from a $16.2 million increase in non-cash items, including share-based compensation, amortization of intangibles and other assets and other non-cash items; and

» A positive impact from improved utilization of working capital indicated by a $29.9 million net decrease in changes in operating assets and liabilities, as the fiscal 2008 period decrease in inventories and increase in current liabilities was only partially offset by an increase in accounts and notes receivable and other current assets.

Investing Activities:

The $4.0 million decrease in cash used by investing activities for the year ended June 30, 2009 compared to the prior year was primarily due to:

» A $3.4 million decrease in the amount invested in gaming operations machines, top boxes and related equipment during the year ended June 2009 to $47.0 million despite the 11% increase in the participation installed base due to better management of these assets. We expect that capital expenditures for gaming operations equipment will decrease slightly in fiscal 2010 and 2011;

- A $6.0 million reduction in payments to acquire or license intangible and other assets to $13.5 million in the year ended June 2009 as we identified fewer items to license or acquire, partially offset by;
- A $5.0 million increase in the amount invested in property, plant and equipment during the year ended June 2009 to $53.3 million, as we continue to invest in future expansion, higher spending on information technology, as well as investments in manufacturing tools and internally developed and purchased software. We expect that capital expenditures for property, plant and equipment will increase modestly in fiscal 2010 and 2011.

The $41.0 million decrease in cash used by investing activities in fiscal 2008 compared to the fiscal 2007 year was primarily due to:

- Lower cash used in purchasing businesses by $20.7 million as only $0.2 million of cash was used for the acquisition of SiP in the fiscal 2008 period compared to net cash of $20.9 million used for the acquisition of Orion Gaming during fiscal 2007;
- A $25.5 million decrease in the amount invested in gaming operations machines, top boxes and related equipment during the fiscal 2008 period to $50.4 million;
- An $8.4 million reduction in payments to acquire or license intangible and other assets to $19.5 million in the fiscal 2008 period as we entered into fewer new agreements, partially offset by;
- A $14.2 million increase in the amount invested in property, plant and equipment during the fiscal 2008 period to $48.3 million, due primarily to the acquisition of land and buildings near our Chicago technology campus to provide for future expansion, higher spending on information technology, renovation of our Waukegan, Illinois facility, as well as investments in manufacturing tools and internally developed and purchased software.

Financing Activities:
The $24.6 million increase in cash used by financing activities for the year ended June 2009 compared to the prior year was primarily due to:

- An incremental $5.5 million used to repurchase treasury stock in the 2009 period as we paid $40.5 million for the year ended June 2009 to repurchase common stock compared to $35.0 million in the prior year; and
- A $19.1 million reduction in cash received and tax benefits realized from exercised stock options. The amount we receive from the exercise of stock options is dependent on individuals' choices to exercise options, which are dependent on the spread of the market price of our stock above the exercise price of vested options.

The $40.8 million decrease in cash provided by financing activities in fiscal 2008 compared to fiscal 2007 was primarily due to:

- The use of $35 million in fiscal 2008 to repurchase common stock compared to none in fiscal 2007; and
- A $5.8 million reduction in the cash received and tax benefits from the exercised stock options.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We are not dependent on off-balance sheet financing arrangements to fund our operations. We utilize financing arrangements for operating leases of equipment and facilities, none of which are in excess of our current needs. We also have minimum guaranteed royalty payments for intellectual property and technologies that are not recorded on our Consolidated Balance Sheets. Typically, we are obligated to make minimum commitment royalty payments over the term of our licenses and to advance payment against those commitments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[continued]

Our obligations under these arrangements, under our convertible subordinated notes and other contractual obligations at June 30, 2009, were as follows (in millions):

Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Operating leases	$ 24.2	$ 4.6	$ 7.8	$ 7.1	$ 4.7
Royalty and license fee payments	112.7	14.6	29.6	32.3	36.2
Non-cancelable raw material purchase orders	18.5	18.5	–	–	–
Accrued WAP jackpot liability	9.6	9.6	–	–	–
Convertible subordinated notes	115.0	–	115.0	–	–
Interest payments	4.7	3.2	1.5	–	–
Performance bonds	1.0	1.0	–	–	–
Other, including guaranteed minimums in employment agreements	26.2	16.6	6.5	1.2	1.9
Total	$311.9	$68.1	$160.4	$40.6	$42.8

The total potential royalty and license fee commitments increased to $112.7 million at June 30, 2009 from $21.0 million at June 30, 2008, due to new agreements we entered into for brand and technology licenses, partially offset by advances and payments made on existing commitments. Potential royalty and license fee commitments could increase in the future as we enter into new intellectual property, technology or brand licensing agreements. See Note 13, "Commitments, Contingencies and Indemnifications" to our Consolidated Financial Statements.

Non-cancelable raw material purchase orders increased to $18.5 million as of June 30, 2009 from $2.1 million as of June 30, 2008, due to our commitment to a last time buy on a particular computer chip used in a large portion of our current gaming machines.

We have performance bonds outstanding of $1.0 million at June 30, 2009, to one customer, related to product sales, and we are liable to the issuer in the event of exercise due to our non-performance under the contract. Events of non-performance do not include the financial performance of our products.

As of June 30, 2009, we had a liability for unrecognized income tax benefits of $7.0 million. We cannot make a reasonable estimate of the period of cash settlement for the liability for unrecognized income tax benefits. See Note 9, "Income Taxes" to our Consolidated Financial Statements.

Letters of Credit

Outstanding letters of credit issued under our revolving credit facility to ensure payment to certain vendors and government agencies totaled $0.9 million at June 30, 2009.

WMS Licensor Arrangements

Our sales agreements that include software and intellectual property licensing arrangements provide a clause whereby WMS indemnifies the third-party licensee against liability and damages (including legal defense costs) arising from any claims of patent, copyright, trademark, or trade secret infringement. Should such a claim occur, we could be required to make payments to the licensee for any liabilities or damages incurred. Historically, we have not incurred any significant cost due to the infringement claims. As we consider the likelihood of incurring future costs to be remote, no liability has been incurred.

Indemnifications

We have agreements in which we may be obligated to indemnify other parties with respect to certain matters. Generally, these indemnification provisions are included in sales orders and agreements arising in the normal course of business under which we customarily agree to hold the indemnified party harmless against claims arising from a breach of representations related to matters such as title to assets sold and licensed, defective equipment or certain intellectual property rights. Payments by us under such indemnification provisions are generally conditioned on the other party making a claim. Such claims are typically subject to challenge by us and to dispute resolution procedures specified in the particular sales order or contract. Further, our obligations under these agreements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of June 30, 2009, we were not aware of any obligations arising under indemnification agreements that would require material payments except for the matter disclosed in Note 14, "Litigation," to our Consolidated Financial Statements.

We have agreements with our directors and certain officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We have also agreed to indemnify certain former officers and directors of acquired companies. We maintain director and officer insurance, which may cover our liabilities arising from these indemnification obligations in certain circumstances. As of June 30, 2009, we were not aware of any obligations arising under these agreements that would require material payments.

Special Purpose Entities and Derivative Instruments

We do not have any special purpose entities for investment or the conduct of our operations. We have not entered into any derivative financial instruments, although we have granted stock options, restricted stock, equity based performance units and deferred stock units to our employees, officers, directors and consultants and warrants to a licensor, and we have issued convertible subordinated notes.

Self-Insurance

We are self-insured for various levels of workers' compensation, electronic errors and omissions liability, automobile collision insurance, as well as employee medical, dental, prescription drug and disability coverage. We purchase stop-loss coverage to protect against significant claims. Accrued insurance claims and reserves include estimated settlements for known claims, and estimates of claims incurred but not reported.

Product Warranty

We generally warrant our new gaming machines sold in the U.S. for a period of 90 days while we generally warrant our gaming machines sold internationally for a period of 180 days to one year. Our warranty costs have not been significant.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks in the ordinary course of our business, primarily associated with interest rate and foreign currency fluctuations. We do not currently hedge either of these risks, or utilize financial instruments for trading or other speculative purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[continued]

Interest Rate Risk

We have exposure to interest rate risk from our convertible subordinated notes and revolving credit facility. The notes are at a fixed rate and the revolving credit facility is at a variable rate.

As of June 30, 2009, we had $115.0 million of convertible fixed-rate debt with an interest rate of 2.75% and a fair value of $274.8 million. Using a discounted cash flow model, and assuming no change in the market price of our common stock into which the debt is convertible, we currently estimate that a 50 basis point change in the prevailing market interest rates would impact the fair value of our fixed rate debt by approximately $1.1 million, but would not impact our cash flows or future results of operations. However, the fair value of our convertible fixed rate debt is more significantly dependent on the market price of our common stock into which it can be converted.

We have a revolving credit agreement that provides for $100 million of unsecured borrowing through December 31, 2009, including the potential to expand the line up to $125 million. Borrowings under this facility bear interest at a certain percentage above the agent's prime rate, or above the LIBOR rate. There were no outstanding borrowings under this facility as of June 30, 2009.

Foreign Currency Risk

We sell substantially all of our products in U.S. Dollars to protect ourselves from foreign currency risk. We do have subsidiaries or branches in Alderney, Argentina, Australia, Austria, Canada, China, the Netherlands, Slovakia, Spain, South Africa, and the United Kingdom for distribution and development operations. These subsidiaries transact business in their respective foreign currencies and are exposed to risks resulting from fluctuations in foreign currency exchange rates. We estimate that a hypothetical 10% strengthening (or weakening) of the U.S. dollar for fiscal 2009 would have an immaterial impact on our business.

The net assets of these subsidiaries are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive income in stockholders' equity in our Consolidated Balance Sheets. Such translation resulted in unrealized loss of $4.8 million and an unrealized gain of $6.8 million for fiscal 2009 and 2008, respectively.

In addition, foreign governments could impose restrictions on currency movements that might make it costly or impossible to repatriate earnings to the U.S.

Forward-Looking Statement

This Report contains forward-looking statements concerning our future business performance, strategy, outlook, plans, liquidity, pending regulatory matters and outcomes of contingencies including legal proceedings, among others. Forward-looking statements may be typically identified by such words as "may," "will," "should," "expect," "anticipate," "seek," "believe," "estimate," "plan" and "intend," among others. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, any or all of our forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements are guaranteed. Factors that could cause our actual results to differ from our expectations include the risk factors set forth under Item 1. "Business" and Item 1A. "Risk Factors," among other items in our Form 10-K. Forward-looking statements express the expectations only as of the date of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
WMS Industries Inc.

We have audited the accompanying consolidated balance sheets of WMS Industries Inc. (the "Company") as of June 30, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WMS Industries Inc. at June 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective July 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), WMS Industries Inc.'s internal control over financial reporting as of June 30, 2009, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 27, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
August 27, 2009

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control–Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control–Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of June 30, 2009.

The effectiveness of our internal control over financial reporting as of June 30, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein.

Brian R. Gamache
Chairman and Chief Executive Officer

Scott D. Schweinfurth
Executive Vice President,
Chief Financial Officer and Treasurer

August 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of
WMS Industries Inc.

We have audited WMS Industries Inc.'s internal control over financial reporting as of June 30, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). WMS Industries Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control over Financial Reporting.* Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, WMS Industries Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of WMS Industries Inc. as of June 30, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2009 of WMS Industries Inc. and our report dated August 27, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
August 27, 2009

CONSOLIDATED BALANCE SHEETS

June 30, 2009 and 2008

(in millions of U.S. dollars and millions of shares)	2009	2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$135.7	$100.8
Restricted cash and cash equivalents	19.0	18.8
Total cash, cash equivalents and restricted cash	154.7	119.6
Accounts and notes receivable, net	214.2	198.5
Inventories	43.1	59.9
Other current assets	38.0	35.3
Total current assets	450.0	413.3
NON-CURRENT ASSETS:		
Gaming operations equipment, net	68.0	75.4
Property, plant and equipment, net	158.8	125.7
Intangible assets, net	99.3	106.3
Deferred income tax assets	31.2	34.9
Other assets, net	48.7	17.1
Total non-current assets	406.0	359.4
TOTAL ASSETS	$856.0	$772.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 50.4	$ 47.0
Accrued compensation and related benefits	27.9	22.6
Other accrued liabilities	37.4	47.0
Total current liabilities	115.7	116.6
NON-CURRENT LIABILITIES:		
Deferred income tax liabilities	17.8	16.2
Long-term debt	115.0	115.0
Other non-current liabilities	16.1	14.1
Total non-current liabilities	148.9	145.3
Commitments, contingencies and indemnifications (see Note 13)	–	–
STOCKHOLDERS' EQUITY:		
Preferred stock (5.0 shares authorized, none issued)	–	–
Common stock (100.0 shares authorized, 51.0 shares issued)	25.5	25.5
Additional paid-in capital	311.9	298.1
Treasury stock, at cost (1.8 and 0.8 shares, respectively)	(45.4)	(24.8)
Retained earnings	296.1	203.9
Accumulated other comprehensive income	3.3	8.1
Total stockholders' equity	591.4	510.8
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$856.0	$772.7

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended June 30, 2009, 2008 and 2007

(in millions of U.S. dollars and millions of shares, except per share amounts)	2009	2008	2007
REVENUES:			
Product sales	$438.5	$421.2	$366.3
Gaming operations	267.9	228.9	173.5
Total revenues	706.4	650.1	539.8
COSTS AND EXPENSES:			
Cost of product sales[(1)]	212.8	217.3	198.6
Cost of gaming operations[(1)]	44.7	46.6	36.2
Research and development	98.4	79.9	58.1
Selling and administrative	145.5	130.0	109.8
Depreciation[(1)]	68.4	71.9	62.9
Total costs and expenses	569.8	545.7	465.6
OPERATING INCOME	136.6	104.4	74.2
Interest expense	(4.0)	(4.0)	(5.1)
Interest and other income, net	7.8	5.2	2.6
Income before income taxes	140.4	105.6	71.7
Provision for income taxes	48.2	38.1	22.8
NET INCOME	$ 92.2	$ 67.5	$ 48.9
Earnings per share:			
Basic	$ 1.87	$ 1.34	$ 1.01
Diluted	$ 1.59	$ 1.15	$ 0.86
Weighted-average common shares:			
Basic common stock outstanding	49.2	50.2	48.4
Diluted common stock and common stock equivalents	59.1	60.6	59.6

(1) Cost of product sales and cost of gaming operations exclude the following amounts of depreciation, which are included separately in the depreciation line item:

Cost of product sales	*$ 4.1*	*$ 3.7*	*$ 2.4*
Cost of gaming operations	*$51.9*	*$59.5*	*$53.3*

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the Years Ended June 30, 2009, 2008 and 2007

Common shares issued	Common shares held in treasury	
(in millions of U.S. dollars and millions of shares)		
48.6	(1.2)	Balance, June 30, 2006
		Comprehensive income:
–	–	Net income
–	–	Foreign currency translation adjustment
–	–	Comprehensive income
1.4	0.8	Vesting of restricted stock and exercise of stock options and related tax benefits
–	–	Forfeiture of restricted shares
–	0.4	Stock issued for business acquisition
–	–	Effect from adoption of SFAS No. 158, net of tax
–	–	Share-based payment expense
–	–	Impact of three-for-two stock split
50.0	–	Balance, June 30, 2007
		Comprehensive income:
–	–	Net income
–	–	Foreign currency translation adjustment
–	–	Comprehensive income
1.0	0.4	Vesting of restricted stock and exercise of stock options and related tax benefits
–	(1.2)	Purchase of treasury shares
–	–	Stock issued for business acquisition
–	–	Effect from adoption of FIN 48
–	–	Share-based payment expense
51.0	(0.8)	Balance, June 30, 2008
		Comprehensive income:
–	–	Net income
–	–	Foreign currency translation adjustment
–	–	Comprehensive income
–	0.6	Vesting of restricted stock and exercise of stock options and related tax benefits
–	(1.6)	Purchase of treasury shares
–	–	Hasbro warrant modification
–	–	Share-based payment expense
51.0	(1.8)	Balance, June 30, 2009

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Common stock	Additional paid-in capital	Treasury stock, at cost	Retained earnings	Accumulated other comprehensive income	Total stockholders' equity
$16.2	$227.2	$(15.5)	$97.6	$ 0.1	$325.6
–	–	–	48.9	–	48.9
–	–	–	–	3.2	3.2
–	–	–	–	–	52.1
0.5	26.4	8.7	–	–	35.6
–	0.3	–	–	–	0.3
–	2.8	6.8	–	–	9.6
–	–	–	–	(2.0)	(2.0)
–	12.4	–	–	–	12.4
8.3	–	–	(8.3)	–	–
25.0	269.1	–	138.2	1.3	433.6
–	–	–	67.5	–	67.5
–	–	–	–	6.8	6.8
–	–	–	–	–	74.3
0.5	13.7	15.2	–	–	29.4
–	–	(40.0)	–	–	(40.0)
–	0.1	–	–	–	0.1
–	–	–	(1.8)	–	(1.8)
–	15.2	–	–	–	15.2
25.5	298.1	(24.8)	203.9	8.1	510.8
–	–	–	92.2	–	92.2
–	–	–	–	(4.8)	(4.8)
–	–	–	–	–	87.4
–	(6.0)	14.9	–	–	8.9
–	–	(35.5)	–	–	(35.5)
–	1.8	–	–	–	1.8
–	18.0	–	–	–	18.0
$25.5	$311.9	$(45.4)	$296.1	$ 3.3	$591.4

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2009, 2008 and 2007

(in millions of U.S. dollars)	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 92.2	$ 67.5	$ 48.9
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	68.4	71.9	62.9
Amortization of intangible and other assets	18.7	24.2	16.9
Share-based compensation	18.0	15.2	12.4
Other non-cash items, primarily inventory reserves and bad debt expense	20.4	14.3	8.2
Deferred income taxes	6.6	(7.0)	(0.6)
Change in operating assets and liabilities, net of business acquisitions:			
Restricted cash	(0.2)	(2.8)	(2.4)
Accounts and notes receivable	(53.5)	(34.4)	(26.5)
Inventories	4.8	11.8	–
Other current and long-term assets and long-term liabilities	0.7	4.1	(11.6)
Current liabilities	3.1	21.4	10.7
Net cash provided by operating activities	179.2	186.2	118.9
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to gaming operations equipment	(47.0)	(50.4)	(75.9)
Purchase of property, plant and equipment	(53.3)	(48.3)	(34.1)
Payments to acquire or license intangible and other assets	(13.5)	(19.5)	(27.9)
Purchase of business, net of cash acquired	–	(0.2)	(20.9)
Other	–	0.6	–
Net cash used in investing activities	(113.8)	(117.8)	(158.8)
CASH FLOWS FROM FINANCING ACTIVITIES			
Purchase of treasury stock	(40.5)	(35.0)	–
Proceeds from borrowings under revolving credit facility	50.0	–	15.0
Repayments of borrowings under revolving credit facility	(50.0)	–	(15.0)
Cash received from exercise of stock options	7.9	21.0	26.7
Tax benefits from exercise of stock options	2.8	8.8	8.9
Net cash (used in) provided by financing activities	(29.8)	(5.2)	35.6
Effect of Exchange Rates on Cash and Cash Equivalents	(0.7)	0.4	2.4
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	34.9	63.6	(1.9)
CASH AND CASH EQUIVALENTS, beginning of year	100.8	37.2	39.1
CASH AND CASH EQUIVALENTS, end of year	$ 135.7	$ 100.8	$ 37.2

The accompanying Notes are an integral part of these Consolidated Financial Statements.

1. BUSINESS OVERVIEW

We are engaged in one business segment: the design, manufacture and distribution of gaming machines (video and mechanical reel type) and video lottery terminals ("VLTs") for customers in legalized gaming jurisdictions worldwide. We have production facilities in the United States with development and distribution offices located in the United States, Argentina, Australia, Austria, Canada, China, Italy, the Netherlands, South Africa, Spain, and the United Kingdom. In fiscal year 2009, we integrated the manufacturing of Orion Gaming products into our Spain and United States facilities.

We market our gaming machines in two principal ways. First, product sales include the sale of new and used gaming machines and VLTs, conversion kits, parts, amusement-with-prize gaming machines, equipment manufactured under original equipment manufacturing agreements to casinos and other gaming machine operators and gaming related systems for smaller international casino operators. Second, we license our game content and intellectual property to third parties for distribution and we lease gaming machines and VLTs to casinos and other licensed gaming machine operators for payments based upon (1) a percentage of the net win, which is the earnings generated by casino patrons playing the gaming machine, (2) fixed daily fees or (3) a percentage of the amount wagered or a combination of a fixed daily fee and a percentage of the amount wagered. We categorize our lease arrangements into five groups: wide-area progressive ("WAP") participation gaming machines; local-area progressive ("LAP") participation gaming machines; stand-alone participation gaming machines; casino-owned daily fee games; and gaming machines, VLT and other leases. We refer to WAP, LAP and stand-alone participation gaming machines as "participation games" and when combined with casino-owned daily fee games, royalties we receive under license agreements with third parties to utilize our game content and intellectual property, and gaming machine, VLT and other lease revenues, we refer to this business as our "gaming operations."

Data for product sales and gaming operations is only maintained on a consolidated basis as presented in our Consolidated Financial Statements, with no additional separate data maintained for product sales and gaming operations (other than the revenues and costs of revenues information included in our Consolidated Statements of Income and gaming operations equipment and related accumulated depreciation included in our Consolidated Balance Sheets).

2. PRINCIPAL ACCOUNTING POLICIES

Basis of Presentation and Consolidation Policy

Our Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles and, pursuant to the rules and regulations of the Securities and Exchange Commission, include all adjustments necessary to fairly present our consolidated financial position, results of operations, and cash flows for each period presented. Our Consolidated Financial Statements include the accounts of WMS Industries Inc. and its wholly owned subsidiaries ("WMS" or the "Company"). All significant intercompany accounts and transactions have been eliminated. These financial statements include subsequent events evaluated through the date of the financial statement issuance on August 27, 2009.

Reclassifications

Certain amounts within net cash provided by operating activities included in the prior years' Consolidated Statements of Cash Flows have been reclassified to conform with the current year's presentation. These reclassifications are immaterial and did not affect the reported amounts of total net cash provided by operating activities included in our Consolidated Statements of Cash Flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
[continued]

Revenue Recognition

We evaluate the recognition of revenue based on the criteria set forth in the following accounting pronouncements: American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, *Software Revenue Recognition* ("SOP 97-2"), as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions*, Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, as revised by SAB No. 104, *Revenue Recognition* and Emerging Issues Task Force ("EITF") Issue 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*. Our revenue recognition policy for both product sales and gaming operations is to record revenue when all the following criteria are met:

» Persuasive evidence of an agreement exists;

» The price to the customer is fixed or determinable;

» Delivery has occurred, title has been transferred, and any acceptance terms have been fulfilled

» No significant contractual obligations remain; and

» Collectibility is reasonably assured.

Product Sales

We sell gaming machines and VLTs typically with payment terms of 30 to 90 days. In certain circumstances we offer extended payment terms typically for up to one year but in limited cases up to three years, which obligation may be secured by the related equipment and may accrue interest recognized at market rates. In fiscal 2009, due to the slowing economy and credit availability challenges our customers experienced, we implemented a program to increase the amount of financing terms offered to select customers. We expect to continue this program in fiscal 2010 until the economy and availability of credit improves. Revenues are reported net of incentive rebates or discounts. We annually investigate sales contracts with extended payment terms in excess of one year to determine if there is sufficient history to prove assurance of collectability under the original sales contract payments terms. Based upon this investigation, we have concluded that adequate supporting historical documentation exists to conclude collectability is probable for sales contracts with extended payment terms of 36 months or less.

When multiple product deliverables are included under a sales contract, we allocate revenue to each unit of accounting based upon its respective fair value against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition. We allocate revenue to each unit of accounting based upon its fair value as determined by vendor specific objective evidence ("VSOE"). VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold individually.

We recognize revenue when the product is delivered, acceptance terms have been fulfilled and the other criteria listed above are met. We defer revenue for any undelivered units of accounting. Deliverables are divided into separate units of accounting if:

» each item has value to the customer on a stand-alone basis;

» we have objective and reliable evidence of the fair value of the undelivered items; and

» delivery of any undelivered item is considered probable and substantially in our control.

If we cannot objectively determine the fair value of any undelivered units of accounting included in an arrangement, all revenues are deferred until all of the items are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered units of accounting.

Our services for initial installation, as well as standard warranty and technical support, are not separately priced components of our sales arrangements and are included in our revenues when the associated product sales revenue is recognized. Labor costs for gaming machine installs and participation placements, as well as labor costs associated with performing routine maintenance on participation gaming machines are included in selling and administrative expenses. We accrue for the cost of installing gaming machines sold to our customers at the time of sale, based on the percent of such gaming machines that we expect to install for our customers. We capitalize the costs to install gaming operations equipment.

We apply the provisions of SOP 97-2, to sales of certain of our products, when appropriate. SOP 97-2 primarily effects our *Bluebird2* and SiP revenues and will impact future revenues in a networked gaming ("NG") environment because development of *Bluebird2*, SiP and future NG revenues has become more focused on computer software applications and systems to be sold and leased than our previous products. As we begin to commercialize NG system software in fiscal 2010, the application of SOP 97-2 will require us to obtain VSOE from third parties for each NG software product prior to recognizing revenue on any related gaming machine sales which may delay the recognition of revenue, and increase deferred revenues and deferred costs. NG refers to a networked gaming system that links groups of server-enabled gaming machines to a remote server in the casino data center.

Gaming Operations

We earn gaming operations revenues from leasing gaming machines, VLTs and other leased equipment, and earn royalties from third parties under license agreements to use our game content and intellectual property.

For WAP leasing agreements, revenues are recognized for each gaming machine based upon a percentage of coin-in, which is the amount of coins, currency and credits wagered on the gaming machine or a combination of a fixed daily fee and a percentage of coin-in. Participating casinos pay a percentage of the coin-in from WAP gaming machines directly to us for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems and to administer the progressive jackpot funding. Revenues are recognized as earned when collectibility is reasonably assured. WAP systems entail a configuration of numerous electronically linked gaming machines located in multiple casino properties within a single gaming jurisdiction connected to our central computer system via a network of communications equipment. WAP system gaming machines differ from non-linked gaming machines in that they build a progressive jackpot with every wager until a player hits the top award winning combination.

A LAP system electronically links gaming machines within a single casino to a site controller which builds a series of small progressive jackpots within that specific casino based on every wager made on the LAP system; whereas a WAP jackpot system links gaming machines in multiple casinos to a progressive jackpot within a single gaming jurisdiction. Each casino funds LAP progressive jackpots won by patrons of its casino.

We also offer participation gaming machines on a non-linked basis, which we call stand-alone games. Stand-alone and LAP progressive participation lease agreements are based on either a pre-determined percentage of the daily net win of each gaming machine or a fixed daily rental fee, or for one specific product, a percentage of the coin-in.

Casino-owned daily fee game lease agreements are for a fixed daily fee per day. Casino-owned daily fee games are games for which we sell the base gaming machine to the casino at a normal sales price and earn a normal product

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
[continued]

sales gross profit and then earn a lower ongoing daily fee from leasing the top box and game to the casino. We exclude casino-owned daily fee games from our installed base of participation gaming machines.

VLTs may be operated as stand-alone units or may interface with central monitoring systems operated by government agencies. Our leased VLTs typically are located in places where casino-type gaming is not the only attraction, such as racetracks, bars and restaurants, and are usually operated by the lottery organization of the jurisdiction. Our revenues are based on a fixed percentage of the daily net win of the VLTs or a fixed daily rate. We exclude our leased VLTs from our installed base of participation gaming machines.

Some customers prefer to lease our standard for-sale gaming machines as an option rather than to purchase them. In these cases, we lease the gaming machine, either for a fixed daily fee or as a percentage of the net win of the gaming machine. We do not include leased for-sale units in our installed base of participation gaming machines.

Under agreements with licensees who are generally located in geographic areas or operate in markets where we are not active, we license our games, artwork, and other intellectual property. License royalties are recorded as earned when the licensee purchases or places the game or other intellectual property, and collectibility is reasonably assured.

Sales of Used Gaming Machines

Cash generated from the remanufacture and sale of used gaming machines, including cash generated from the remanufacture and sale of used gaming operations machines, is included in our Consolidated Statement of Cash Flows in cash flow from operating activities for the periods in which such sales occur and have not been material in fiscal 2009, 2008 and 2007.

Translation of Non-U.S. Currency Amounts

The local currency is the functional currency (primary currency in which business is conducted) for our non-U.S. subsidiaries and their assets and liabilities are translated into U.S. dollars at fiscal year-end exchange rates. Revenue and expense items are translated at average exchange rates prevailing during the fiscal year. Translation adjustments are included in accumulated other comprehensive income in our Consolidated Statement of Stockholders' Equity and Comprehensive Income. Gains and losses arising from intercompany foreign currency transactions that are of a long-term investment nature are reported in the same manner as translation adjustments. Foreign currency transaction gains (losses) are included in Interest and other income, net and totaled $(2.4) million, $0.4 million and ($0.3) million in fiscal years 2009, 2008 and 2007, respectively.

Cash, Cash Equivalents and Restricted Cash

All highly liquid investments with maturities of three months or less when purchased are considered cash equivalents. Restricted cash of $19.0 million and $18.8 million at June 30, 2009 and 2008, respectively, is required to fund WAP systems' jackpot payments.

Accounts Receivable, Notes Receivable, Allowance for Doubtful Accounts and Bad Debt Expense

We carry our accounts and notes receivable at face amounts less an allowance for doubtful accounts. On a quarterly basis, we evaluate our receivables and establish the allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions and our history of write-offs and collections. We recorded $7.1 million of bad debt expense in fiscal 2009 compared to $3.5 million in fiscal 2008 and $1.7 million in fiscal 2007.

The following summarizes the components of current and long-term accounts and notes receivable, net for fiscal 2009 and 2008:

As of June 30,	2009	2008
Current:		
Accounts receivable	$105.6	$134.8
Notes receivable	112.6	66.7
Allowance for doubtful accounts	(4.0)	(3.0)
Current accounts and notes receivable, net	$214.2	$198.5
Long-term, included in other assets, net:		
Notes receivable	$ 39.6	$ 7.7
Allowance for doubtful accounts	(1.3)	–
Long-term notes receivable, net	$ 38.3	$ 7.7
Total accounts and notes receivable, net	$252.5	$206.2

Our policy is to generally not charge interest on receivables after the invoice payment becomes past due. A receivable is considered past due if payments have not been received within agreed upon invoice terms. With regard to notes receivable, interest income is recognized ratably over the life of the note receivable and any related fees or costs to establish the notes are charged to expense as incurred, as they are considered insignificant. Actual or imputed interest, if any, is determined based on current market rates at the time the note originated and is recorded in interest and other income, net, ratably over the payment period.

The fair value of notes receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. As of June 30, 2009 and 2008, the fair value of the notes receivable, net approximated the carrying value.

Inventories

Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market. We value inventory quarterly based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. Actual demand may differ from anticipated demand, and such differences may have a material effect on our consolidated financial statements. Demand for parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to net realizable value when such determination is made.

An active market exists mostly outside of North America for used gaming machines. When we receive a gaming machine on trade-in, we estimate a carrying value for the gaming machine based on the condition of the gaming machine, as well as our experience in selling used gaming machines and such estimates could change due to changes in demand in general for used gaming machines. We either sell these trade-ins as-is or renovate the gaming machines before resale. We also sell participation gaming machines as used gaming machines when we no longer need them in our gaming operations business. Therefore, we review our used gaming machine inventory for impairment on a quarterly basis. Actual demand for new and used gaming machines may differ from anticipated demand, and such differences may have a material effect on our consolidated financial statements.

Freight-out and Warehousing Costs

Freight-out and warehousing costs are included in cost of product sales in our Consolidated Statements of Income. Freight-out costs for gaming operations equipment are capitalized and depreciated over the useful life of the related asset.

Research and Development Costs, and Costs for Computer Software Utilized in Products Sold or Leased

We account for research and development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 2, *Accounting for Research and Development Costs*. ("SFAS 2"). Accordingly, costs associated with

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
[continued]

product development are expensed as incurred and included in research and development in our Consolidated Statements of Income.

We purchase, license and incur costs for computer software which will be utilized in the products we sell or lease. Such costs are capitalized under SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed,* ("SFAS 86"). According to SFAS 86, costs incurred in creating a computer software product are charged to expense when incurred as research and development pursuant to SFAS 2 until "technological feasibility" has been established for the product, after which point costs are capitalized. Generally our products reach technological feasibility when a working model of the software is available. Annual amortization of capitalized software costs is recorded on a product by product basis at the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life.

We incur regulatory approval costs for our products after technological feasibility is achieved. Capitalized regulatory approval costs, net were $7.9 million and $6.3 million as of June 30, 2009 and 2008, respectively, which are included in other non-current assets. Amortization expense for previously capitalized regulatory approval costs totaled $6.7 million, $5.2 million and $2.1 million in fiscal 2009, 2008 and 2007, respectively. Regulatory approval costs related to projects that are discontinued are expensed when the determination is made.

Gaming Operations Equipment and Property, Plant and Equipment

Gaming operations equipment and property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation of these assets is computed on a straight-line basis over the following estimated useful lives:

Buildings and improvements	10 to 40 years
Leasehold improvements	Lesser of term of lease or useful life
Machinery and equipment	3 to 10 years
Gaming operations equipment	1 to 3 years
Furniture and fixtures	10 years
Capitalized internal use software costs	3 to 7 years

Significant replacements and improvements are capitalized. Other maintenance and repairs are expensed.

We review the carrying amount of these assets when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. When an impairment loss is to be recognized for an asset, it is measured by comparing the carrying value to the fair value. Fair value is generally measured as the present value of estimated future cash flows.

We account for costs incurred to develop software for internal use in accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Consequently, any costs incurred during preliminary project stages are expensed; costs incurred during the application development stages are capitalized and costs incurred during the post-implementation/operation stages are expensed. Once the software is placed in operation, we depreciate the capitalized asset cost over its useful life, which can be up to 7 years for software related to our Oracle ERP system. The net book value of capitalized internal use software costs was $30.1 million and $17.6 million as of June 30, 2009 and 2008, respectively, which are included in both capitalized internal use software costs and construction-in-progress categories.

Intangible Assets

In accordance with SFAS No. 142, ***Goodwill and Other Intangible Assets***, ("SFAS 142") we classify intangible assets into three categories: (1) intangible assets with finite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. We test intangible assets with finite lives for impairment when conditions exist that indicate the carrying value may not be recoverable. We do not amortize intangible assets with indefinite lives and goodwill. For intangible assets with indefinite lives and goodwill, we perform tests for impairment at least annually or more frequently when events or circumstances indicate that assets might be impaired. We perform our impairment tests of goodwill at our reporting unit level which is at the consolidated level. Such impairment tests for goodwill include comparing the fair value with the reporting unit's carrying value, inclusive of the goodwill. The fair value of a reporting unit refers to the amount at which the unit as consolidated could be bought or sold in a current transaction between willing parties. As an initial indication of potential goodwill impairment, we compared our market capitalization based on outstanding shares to our book value as of June 30, 2009, which resulted in an excess of market value over book value of almost $1.0 billion. Fair values of other intangible assets with indefinite lives are derived using discounted cash flow analyses. When appropriate, we consider the assumptions that we believe hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on our cost of capital rate or location-specific economic factors. In case the fair value is less than the carrying value of the assets, we record an impairment charge to reduce the carrying value of the assets to fair value.

We determine the useful lives of our identifiable finite lived intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement, the history of the asset, our long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, generally on a straight-line basis, over their useful lives. See Note 7, "Intangible Assets."

We capitalize as identifiable finite lived intangible assets advances for royalty and licensing fees made in connection with licensing agreements we have for our use of third party brands, intellectual property and technologies. When the products using the licensed intellectual property or technology begin to generate revenue, we begin amortization of the amount advanced. In cases where the advance represents a paid up license, the advance is amortized based on the estimated life of the asset. In those cases where the license agreement provides for a royalty to be earned by the licensor for each gaming machine sold or placed on a lease, the advance is amortized based on the royalty rates provided in the license agreement. In both cases the amortization of the advances is included in cost of product sales if related to a product sale, or cost of gaming operations if related to placement or lease of gaming machines or licenses in gaming operations revenues. To the extent we determine that the products developed would not fully recover the amounts capitalized and future minimum commitments in the license agreement, we will record an immediate impairment charge in our Consolidated Statements of Income at the time of such determination.

WAP Jackpot Liabilities and Expenses

WAP jackpots are payable either immediately in the case of instant pay progressive jackpots or, for non-instant pay jackpots, at the jackpot winner's choice, in a lump sum or in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
[continued]

equal installments over a 20-year period. For non-instant pay jackpots, winners may elect to receive a single lump sum payment for the value of the jackpot, discounted to present value at applicable interest rates, in lieu of 20 annual installments. We record a WAP jackpot liability based on the actual volume of coin-in or gaming machine play plus the initial progressive meter liability ("reset") on each WAP system in each jurisdiction, discounted to net present value for non-instant pay jackpots. We defer jackpot expense for the reset liability on each WAP linked system, which is subsequently amortized as jackpot expense in cost of gaming operations as revenues are generated from the coin-in or gaming machine play. Our jackpot liabilities totaled $9.6 million and $11.3 million at June 30, 2009 and 2008, respectively. Our jackpot expense was $14.2 million, $17.9 million and $13.3 million for fiscal 2009, 2008 and 2007, respectively. To fund our WAP jackpot liabilities, we are required to maintain restricted cash and cash equivalents, as described above.

Advertising Expense
The cost of advertising is charged to expense as incurred. The cost of advertising for fiscal 2009, 2008 and 2007 was $0.8 million, $1.0 million and $1.0 million, respectively.

Accounting for Income Taxes
We account for income taxes using the asset and liability method provided in SFAS No. 109, *Accounting for Income Taxes*. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as income tax assets and liabilities based upon differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the U.S., state and foreign jurisdictions enacted tax rates that are assumed to be in effect when the basis differences reverse. We recognize accrued interest and penalties associated with uncertain income tax positions as part of income tax expense. Income taxes on our foreign subsidiaries are provided at the tax rates applicable to the tax jurisdictions in which they are located.

We apply the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") to our uncertain income tax provisions. Under FIN 48, the benefits of income tax positions that are more likely than not of being sustained upon audit based on the technical merits of the tax position are recognized in our Consolidated Financial Statements; positions that do not meet this threshold are not recognized. For tax positions that are at least more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in our Consolidated Financial Statements.

Share-Based Compensation—Stock Option Assumptions
The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal 2009, 2008 and 2007:

	2009	2008	2007
Risk-free interest rate	2.2%	3.3%	4.8%
Expected life of options (in years)	4.65	4.75	5.16
Expected volatility	0.39	0.35	0.36
Dividend yield	0.0%	0.0%	0.0%

For fiscal 2009, 2008 and 2007, the expected life of each award granted was calculated using the "simplified method" in accordance with Staff Accounting Bulletin ("SAB") No. 107 and as amended in SAB No. 110. We do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected life of options. The expected volatility rate has been calculated based on weekly closing prices of our common shares from July 1, 2003. In accordance with the guidance in SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") we estimate expected volatility based on the historical realized volatility giving consideration to how future experience might reasonably be expected to differ from historical experience. We calculate the historical volatility beginning July 1, 2003, as we believe our stock price volatility prior to that date would be expected to differ significantly from subsequent stock price volatility as, prior to July 1, 2003, we focused on resolving issues in our legacy operating system software, whereas after that date we began introducing our new operating system, new gaming cabinet and new game themes, and re-emerging as the business we are today. See Note 12, "Equity Compensation Plan." The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term that approximates the expected life of the award. Expected dividend yield is based on historical dividend payments.

Cost of Product Sales, Cost of Gaming Operations and Selling and Administrative Expenses

Cost of product sales consists primarily of raw materials, labor and manufacturing overhead. These components of cost of product sales also include licensing and royalty charges, inbound and outbound freight charges, purchasing and receiving costs, inspection costs, and internal transfer costs.

Cost of gaming operations consists primarily of wide-area progressive jackpot expenses, licensing and royalty charges, telephone costs, gaming operations taxes and fees and parts.

Selling and administrative expenses consist primarily of sales, marketing, distribution, installation and corporate support functions such as administration, information technology, legal, regulatory compliance, human resources and finance. The costs of distribution were $21.4 million, $20.4 million and $17.2 million for the fiscal year ended 2009, 2008 and 2007, respectively.

Use of Estimates

Our Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles. Such preparation requires us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and Notes thereto. Actual results could differ from those estimates.

Fair Value Measurements

We apply the provisions of SFAS 157, *Fair Value Measurements* ("SFAS 157") to our financial assets and financial liabilities. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The adoption of SFAS 157 effective July 1, 2008 did not have a material impact on our consolidated financial statements.

SFAS No. 157 describes three levels of inputs that may be used to measure fair value:

Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs to the valuation method include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
[continued]

» If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As of June 30, 2009, the only assets subject to fair value measurement in accordance with SFAS 157 were investments in various money market funds totaling approximately $96.6 million. These money market investments are included in cash and cash equivalents and restricted cash and cash equivalents on our Consolidated Balance Sheets and are considered Level 1 securities valued at quoted market prices.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, and receivables. We place cash and cash equivalents in high credit quality financial institutions and in short-duration high-quality securities. With the exception of U.S. Government and Agency securities and overnight investment sweeps, our short-term investment policy limits the amount of credit exposure in any one financial institution, industry group or type of investment. Cash on deposit may be in excess of Federal Deposit Insurance Corporation limits ("FDIC"). As a result of the financial market crisis, our recent investment decisions and priorities have been based on capital preservation rather than on investment returns. We invest our cash and cash equivalents balances to comply with the Temporary Guarantee Program of the U.S. Money Market Funds sponsored by the U.S. Treasury and the Temporary Liquidity Guarantee Program sponsored by the FDIC.

Our receivables are concentrated in the following legalized gaming jurisdictions at June 30, 2009:

United States and Canada:	59%	International:	41%
Nevada	9%	Argentina	8%
Canada	6%	Peru	6%
Other (less the 5% individually)	44%	Other (less the 5% individually)	27%

As of June 30, 2009, approximately 16% of our employees are covered by a collective bargaining agreement which expires on June 30, 2011.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. Subsequent to the issuance of SFAS 157, the FASB issued FASB Staff Position ("FSP") 157-2 *Effective Date of FASB Statement No. 157* ("FSP 157-2"). FSP 157-2 delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. For the instruments subject to the effective date delay under FSP 157-2, the effective date to adopt the fair value provisions for us will be July 1, 2009. On October 10, 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3") FSP 157-3 does not change the fair value measurement principles in SFAS 157, but rather provides guidance for the application of those measurement principles in the extreme inactive markets that currently exist. The adoption of SFAS 157 in fiscal 2009 had no material impact on our Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS 115*, ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities using different measurement techniques. The fair value measurement provisions are elective and can be applied to individual financial instruments. SFAS 159 requires additional disclosures related to the fair value measurements included in the entity's financial statements. We adopted this Statement beginning July 1, 2008 which had no material impact on our Consolidated Financial Statements.

In April 2008, the FASB issued FSP 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3") which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. Previously, under the provisions of SFAS 142, an entity was precluded from using its own assumptions about renewal or extension of an arrangement where there was likely to be substantial cost or material modifications. FSP 142-3 removes the requirement of SFAS 142 for an entity to consider whether an intangible asset can be renewed without substantial cost or material modification to the existing terms and conditions and requires an entity to consider its own experience in renewing similar arrangements. FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years, which for us will be in Fiscal 2010. Early adoption is prohibited. The disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. We will continue to evaluate the impact of the provisions of FSP 142-3 on our Consolidated Financial Statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events*, which establishes principles and requirements for reporting events or transactions occurring after the balance sheet date. It requires an entity to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued. This pronouncement requires an entity to consider supplementing the financial statements with pro forma financial information if an unrecognized subsequent event is significant and to reissue financial statements filed with the SEC or other regulatory agencies if failure to do so could make the financial statements misleading. We adopted this statement for the quarter ended June 30, 2009 and updated our disclosures accordingly.

In June 2009, the FASB issued SFAS No. 168, *Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles*, which establishes the Codification as the single source of authoritative U.S. GAAP. This statement is effective for interim and annual statements issued after September 15, 2009 and will change the way we reference accounting standards in future financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
[continued]

3. EARNINGS PER SHARE

Basic and diluted earnings per share are calculated as follows for the three fiscal years ended June 30:

	2009	2008	2007
Net income	$92.2	$67.5	$48.9
After tax interest expense and amortization of issuance cost on convertible subordinated notes	1.9	2.1	2.2
Diluted earnings (numerator)	$94.1	$69.6	$51.1
Basic weighted-average common shares outstanding	49.2	50.2	48.4
Dilutive effect of stock options	1.0	1.5	2.4
Dilutive effect of restricted common stock and warrants	0.2	0.2	0.1
Dilutive effect of convertible subordinated notes	8.7	8.7	8.7
Diluted weighted-average common stock and common stock equivalents (denominator)	59.1	60.6	59.6
Basic earnings per share of common stock	$1.87	$1.34	$1.01
Diluted earnings per share of common stock and common stock equivalents	$1.59	$1.15	$0.86
Common stock equivalents excluded from the calculation of diluted earnings per share because their impact would render them anti-dilutive	2.3	0.7	1.0

Included in our anti-dilutive common stock equivalents for 2009 are warrants to purchase 500,000 shares of our common stock which are contingent upon future events that were issued to Hasbro Inc. and Hasbro International, Inc. ("Hasbro"). See Note 12, "Equity Compensation Plan—Warrants." These warrants were excluded from the calculation because the vesting criteria were not met. Included in our anti-dilutive common stock equivalents for 2007 are warrants to purchase 375,000 shares of our common stock issued to Hasbro in 2003. See Note 12, "Equity Compensation Plan, Warrants."

4. BUSINESS ACQUISITIONS

In fiscal 2008, we completed the acquisition of 100% of the outstanding stock of privately held Systems in Progress GmbH ("SiP"), an Austrian-based company focused on developing and selling gaming related systems, including linked progressive systems and slot accounting systems applicable for smaller international casino operators. The total consideration for SiP, including acquisition costs, was $4.9 million. The final purchase price allocation resulted in $3.1 million of identifiable intangible assets and $1.8 million of goodwill. SiP operates as a separate subsidiary. Pro forma financial information is not provided as this acquisition is not material to our consolidated financial statements.

5. INVENTORIES

Inventories consisted of the following at June 30:

	2009	2008
Raw materials and work-in-process	$26.8	$40.1
Finished goods	16.3	19.8
Total inventories	$43.1	$59.9

Cost elements included in work-in-process and finished goods include raw materials, direct labor and overhead expenses. We recorded raw material and finished goods inventory write-downs totaling approximately $13.3 million, $10.1 million and $5.3 million for fiscal 2009, 2008 and 2007, respectively. These charges are classified in cost of products sales in our Consolidated Income Statement.

6. GAMING OPERATIONS EQUIPMENT AND PROPERTY, PLANT AND EQUIPMENT

The components of Gaming operations equipment were as follows at June 30:

	2009	2008
Gaming operations equipment	$ 279.3	$ 245.3
Less accumulated depreciation	(211.3)	(169.9)
Net gaming operations equipment	$ 68.0	$ 75.4

The components of Property, plant and equipment were as follows at June 30:

	2009	2008
Land	$ 17.8	$ 11.3
Buildings and improvements	72.6	59.5
Machinery and equipment	70.2	71.5
Capitalized internal use software costs	22.7	16.5
Furniture and fixtures	14.1	14.3
Construction-in-process	35.3	24.8
	232.7	197.9
Less accumulated depreciation	(73.9)	(72.2)
Net property, plant and equipment	$158.8	$125.7

7. INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill are as follows:

Goodwill balance at June 30, 2007	$17.4
Impact of SiP acquisition	1.8
Foreign currency translation adjustment	2.7
Goodwill balance at June 30, 2008	21.9
Foreign currency translation adjustment	(2.0)
Goodwill balance at June 30, 2009	$19.9

Other Intangible Assets

The following table summarizes additions to other intangible assets during fiscal 2009.

	Total Additions
Finite lived intangible assets:	
Royalty advances for licensed brands, talent, music and other	$ 9.7
Licensed or acquired technologies	2.9
Patents	2.4
Customer relationships	–
Trademarks	0.2
Total	$15.2

Certain of our intangible assets including goodwill are denominated in foreign currency and, as such, include the effects of foreign currency translation.

Other intangible assets consisted of the following as of June 30:

		2009			2008		
	Useful Life (Years)	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Finite lived intangible assets:							
Royalty advances for licensed brands, talent, music and other	1–15	$ 79.8	$(44.2)	$35.6	$ 72.9	$(37.6)	$35.3
Licensed or acquired technologies	1–15	42.6	(9.6)	33.0	39.2	(7.4)	31.8
Patents	4–17	20.9	(4.2)	16.7	18.5	(2.1)	16.4
Customer relationships	6	4.7	(2.3)	2.4	5.2	(1.7)	3.5
Trademarks	4	1.1	(0.5)	0.6	0.9	(0.3)	0.6
Total		$149.1	$(60.8)	$88.3	$136.7	$(49.1)	$87.6
Indefinite lived intangible assets:							
Acquired brand names		$ 3.6	$ –	$ 3.6	$ 3.6	$ –	$ 3.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
[continued]

General

The following table reconciles goodwill and other intangible assets presented above to Intangible assets recorded on our Consolidated Balance Sheets at June 30:

	2009	2008
Goodwill	$ 19.9	$ 21.9
Finite lived intangible assets, net	88.3	87.6
Indefinite lived intangible assets	3.6	3.6
Less: royalty advances and licensed or acquired technologies, short-term	(12.5)	(6.8)
Non-current intangible assets	$ 99.3	$106.3

Amortization expense for finite lived intangible assets was $14.2 million, $19.9 million and $13.3 million for fiscal 2009, 2008 and 2007, respectively. Fiscal 2008 includes a $3.7 million pre-tax write-down to net realizable value of a technology license.

The estimated aggregate amortization expense for finite live intangible assets for each of the next five years is as follows:

Year Ended June 30,	
2010	$12.5
2011	8.6
2012	8.5
2013	5.6
2014	5.3

The estimated aggregate future intangible amortization as of June 30, 2009 does not reflect the significant commitments we have for future payments for intangible assets. See Note 13, "Commitments, Contingencies and Indemnifications."

8. OTHER ACCRUED LIABILITIES

The components of other accrued liabilities were as follows at June 30:

	2009	2008
Accrued WAP jackpot liability	$ 9.6	$11.3
Accrued royalties and licensing fees	8.8	7.8
Deferred revenue	7.5	5.2
Current income taxes payable	1.0	9.2
Accrued common stock repurchase	–	5.0
Other accrued liabilities	10.5	8.5
Total other accrued liabilities	$37.4	$47.0

9. INCOME TAXES

The following is a summary of income (loss) before income taxes of U.S. and international operations for the fiscal years ended June 30:

	2009	2008	2007
United States	$139.7	$106.1	$69.4
International	0.7	(0.5)	2.3
Total	$140.4	$105.6	$71.7

Significant components of the provision (benefit) for income taxes were as follows for the fiscal years ended June 30:

	2009	2008	2007
Current:			
Federal	$34.6	$32.2	$12.4
State	4.3	3.7	1.0
Foreign	0.7	0.4	1.1
Total current	39.6	36.3	14.5
Deferred:			
Federal	5.9	(6.1)	(0.2)
State	0.8	(0.5)	(0.4)
Foreign	(0.1)	(0.4)	–
Total deferred	6.6	(7.0)	(0.6)
Tax benefit from exercise of stock options	2.0	8.8	8.9
Income tax provision, net	$48.2	$38.1	$22.8

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred income tax assets and liabilities at June 30 were:

	2009	2008
Deferred income tax assets resulting from:		
Current:		
Receivables valuation allowances	$ 1.4	$ 1.2
Inventory valuation reserves	1.4	2.5
Accrued liabilities and other items not currently deductible	3.2	3.6
Total current deferred income tax assets	6.0	7.3
Non-current:		
Share-based payment expense	14.9	10.8
Book over tax depreciation	13.3	20.7
Other non-current	3.0	3.4
Total non-current deferred income tax assets	31.2	34.9
Deferred income tax liabilities resulting from:		
Capitalized regulatory approval and internal use software development costs	(9.8)	(8.1)
Capitalized patents and trademarks	(8.0)	(8.1)
Total non-current deferred income tax liabilities	(17.8)	(16.2)
Total net deferred income tax assets	$19.4	$ 26.0

No deferred income tax provision has been recorded for United States taxes related to approximately $12.9 million of undistributed earnings of certain foreign subsidiaries, which are considered to be permanently reinvested. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when the remittance occurs.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The provision for income taxes differs from the amount computed using the statutory United States Federal income tax rate as follows for the fiscal years ended June 30:

	2009	2008	2007
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.9	2.9	2.8
Domestic manufacturer's deduction	(1.8)	(1.7)	(0.7)
Research and development tax credits	(3.1)	(1.4)	(4.1)
Permanent items	0.2	0.5	0.5
Change in income tax contingencies	1.1	0.9	(0.2)
Export sales deductions	–	–	(0.8)
Other, net	–	(0.1)	(0.7)
Effective income tax rate	34.3%	36.1%	31.8%

The lower effective tax rate in fiscal 2009 primarily results from the impact of the retroactive reinstatement of the research and development credit to January 1, 2008. The research and development tax credit legislation expired on December 31, 2007. In early October 2008 the federal research and development tax credit was reinstated retroactive to the beginning of calendar year 2008. The effective income tax rate for fiscal 2009 includes approximately $0.02 per diluted share impact of the retroactive

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
[continued]

reinstatement of the research and development tax credit to the beginning of calendar year 2008.

We currently apply FIN 48 under which the benefits of income tax positions that are more likely than not of being sustained upon audit based on the technical merits of the tax position are recognized in our Consolidated Financial Statements; positions that do not meet this threshold are not recognized. For income tax positions that are at least more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in our Consolidated Financial Statements. Upon applying FIN 48, we recorded a $1.8 million increase in our liability for unrecognized income tax benefits that was accounted for as a reduction in our retained earnings as of July 1, 2007. The reconciliation of the beginning and ending gross unrecognized income tax benefits, excluding accrued interest and penalties of $0.8 million and $0.6 million for fiscal 2009 and 2008, respectively, is as follows:

	2009	2008
Balance at July 1	$ 5.8	$ 5.2
Additions related to prior year tax positions	–	–
Reductions related to prior year tax positions	–	(0.2)
Additions related to current year positions	1.4	0.8
Reductions due to settlements and payments	(0.2)	–
Reductions due to lapse of statute	–	–
Balance at June 30,	$ 7.0	$ 5.8

Of the total unrecognized tax benefits, including accrued interest and penalties of $0.8 million, $7.6 million (net of the federal benefit) represents the portion that, if recognized, would reduce the effective income tax rate.

In the September 2008 quarter, the Internal Revenue Service began an audit of our U.S. federal income tax returns for fiscal years 2004 through 2007. In addition, we are currently under audit in a major state for the same years. As a result of these audits it is reasonably possible that the total amount of the unrecognized income tax benefits will significantly change within the next 12 months. At this time we are unable to estimate the amount of the potential change. Approximately $5.5 million of unrecognized income tax benefits are currently subject to the audits referred to above. At this time we believe appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years. We, or one of our subsidiaries, files income tax returns in the U.S. federal, various state, local and foreign jurisdictions. We are no longer subject to any significant U.S. federal, state, local or foreign income tax examinations by tax authorities for years before fiscal 2004.

10. CONVERTIBLE SUBORDINATED NOTES AND REVOLVING CREDIT FACILITY

Convertible Subordinated Notes

At June 30, 2009, we had $115 million of convertible subordinated notes outstanding, bearing interest at 2.75% maturing on July 15, 2010. The notes are exchangeable at any time into an aggregate of 8.7 million shares of our common stock at a conversion price of $13.19 per share, subject to adjustment. The notes are subordinated in right of payment to all existing and future senior debt and are effectively subordinated to all of the indebtedness and liabilities of our subsidiaries. The notes are not callable. We pay interest on the notes semi-annually on January 15 and July 15 of each year, aggregating $3.2 million annually. The conversion of the 2.75% convertible subordinated notes to common stock is dependent on individual holders' choices to convert, which is dependent on the spread of the market price of our stock above the conversion strike price of $13.19 per share, and such conversion would reduce our annual interest expense. Our convertible notes are conventional convertible debt instruments in which the holder may only realize the value of the conversion option by exercising the option and receiving a fixed number of shares of our common stock. None of the holders have converted any of their convertible subordinated notes into our common stock.

As of June 30, 2009, the fair value of the convertible subordinated notes was $274.8 million. The fair value of our convertible fixed rate debt is significantly dependent on the market price of our common stock into which it can be converted. We have no maturities of debt or sinking fund requirements through June 30, 2010.

Revolving Credit Facility

At June 30, 2009, $100 million was available on our revolving senior credit facility which will expire, under its current terms, on December 31, 2009. We are currently in negotiations to amend and extend our existing facility or enter into a new credit facility. The terms of any such amendment or new facility may include a decrease in the aggregate commitment available to us under that facility, increased interest rates and facility fees, and include new covenants and undertakings that may restrict our operations. We cannot guarantee that we will successfully extend or replace our revolving credit facility before it expires although we intend to do so.

Our revolving credit agreement, as amended, provides for $100 million of unsecured borrowings through December 31, 2009, including the potential to expand the line up to $125 million. Up to $10 million of the credit facility is available for the issuance of letters of credit. The credit agreement requires that we maintain certain financial ratios, which could limit our ability to acquire companies, declare dividends or make any distribution to holders of any shares of capital stock, or purchase or otherwise acquire such shares of our common stock. At June 30, 2009, approximately $114.2 million was available for such purposes under the most restrictive of these covenants. No amounts were outstanding under the revolving credit facility as of June 30, 2009 and June 30, 2008.

In October 2008, due to the volatility and lack of liquidity in the capital markets, we borrowed $25 million on our revolving credit facility and invested the proceeds in treasury bills with 30-day maturities. We repaid the $25 million by December 31, 2008. In January 2009, due to the continued volatility and lack of liquidity in the capital markets, we borrowed $25 million on our revolving credit facility and invested the proceeds in treasury bills with 30-day maturities. We repaid the $25 million by March 31, 2009 and did not borrow any amounts under our revolving credit facility in the June 2009 quarter.

The financial covenants under the credit facility consist of a leverage ratio and an interest coverage ratio. The maximum leverage ratio is currently 3.25x and is computed as total debt outstanding at the end of each quarter divided by the trailing twelve months earnings before interest, income taxes, depreciation and amortization, including non-cash charges. The minimum interest coverage ratio is currently 2.5x and is computed as trailing twelve months earnings before interest and income taxes divided by trailing twelve months interest charges.

11. STOCKHOLDERS' EQUITY

General

Our authorized common stock consists of 100.0 million shares at $0.50 par value. Additionally, we have 5.0 million shares of $0.50 par value preferred stock authorized. The preferred stock is issuable in series, and the relative rights and preferences and the number of shares in each series are to be established by our Board of Directors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
[continued]

Common Stock Repurchase Program

On August 3, 2009, our Board of Directors authorized the repurchase of an additional $75 million of our common stock over the following twenty-four months increasing our remaining repurchase authorization to approximately $150 million. This authorization increases the existing program, previously authorized on August 4, 2008, from $150 million to $225 million and extended the expiration date to August 3, 2011. As of June 30, 2009, we had approximately $75 million remaining of our repurchase authorization. Pursuant to the authorization, purchases may be made from time to time in the open market, through block purchases or in privately negotiated transactions. The timing and actual number of shares repurchased will depend on market conditions. During fiscal 2009, we purchased 1,602,470 shares for approximately $35.5 million at an average cost of approximately $22.15 per share. At June 30, 2008, we had purchased approximately $5.0 million of our common stock which was settled and paid in fiscal 2009.

12. EQUITY COMPENSATION PLAN

General

We currently have one equity compensation plan under which new grants may be made: our Amended and Restated 2005 Incentive Plan (the "Plan"), which was originally approved by our stockholders in fiscal 2005 and approved, as amended, in fiscal 2007. The Plan consolidated shares available under our previous stock option plans into the new Plan, although outstanding equity grants under the previous plans are still governed by those individual plans. The Plan permits us to grant options to purchase shares of our common stock, restricted stock, and other stock awards. Options may be granted as incentive stock options, designed to meet the requirements of Section 422 of the Internal Revenue Code or they may be "non-qualified" options that do not meet the requirements of that section. The Compensation Committee of our Board of Directors determines, or at times recommends to the Board: which of the eligible employees, non-employee directors, consultants and advisors should receive equity awards; the terms, including any vesting periods or performance requirements of the awards; and the size of the awards. The non-employee members of our Board of Directors determine any award made to non-employee directors.

The purpose of the Plan is to encourage our employees, non-employee directors, consultants and advisors to acquire an ownership interest in our common stock and to enable these individuals to realize benefits from an increase in the value of our common stock. We believe that this benefit provides these individuals with greater incentive to work to improve our business and encourages their continued provision of services to us and, generally, promotes our interests and those of our stockholders.

We issue new shares and shares from treasury for shares delivered under the Plan. The parameters of our share repurchase activity are not established solely with reference to the dilutive impact of shares issued under the Plan. However, we expect that, over time, share purchases may partially offset the dilutive impact of shares to be issued under the Plan.

A maximum of 12.8 million shares were authorized for awards under our plans. As of June 30, 2009, 1.0 million shares of common stock remained available for possible future issuance under our Plan after the impact of approximately 0.4 million shares of equity-based performance units.

A summary of information with respect to share-based compensation expense included in our Consolidated Statements of Income is as follows, for the fiscal years ended June 30:

	2009	2008	2007
Selling, general and administrative	$12.1	$10.2	$ 9.3
Research and development	5.8	4.9	3.0
Cost of product sales	0.1	0.1	0.1
Share-based compensation expense included in pre-tax income	18.0	15.2	12.4
Income tax benefit related to share-based compensation	(6.8)	(5.8)	(4.7)
Share-based compensation expense included in net income	$11.2	$ 9.4	$ 7.7
Diluted earnings per share impact of share-based compensation expense	$0.19	$0.16	$0.13

Stock Options

Pursuant to the Plan, for stock options, the exercise price per share with respect to each option is determined by the Compensation Committee and is not less than the fair market value of our common stock on the date on which the stock option is granted. The Plan has a term of 10 years, unless terminated earlier, and stock options granted under the Plan prior to December 2006 have terms up to 10 years, whereas stock options granted under the Plan beginning in December 2006 have terms up to 7 years. Vesting generally occurs equally over one to four years on the grant-date anniversary. Compensation expense is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. On occasion, we may issue stock options that immediately vest, in which case compensation expense equal to the total fair value of the option grant is immediately recognized. For options granted in fiscal 2009, the range in fair value was from $6.71–$11.41 per share based on the Black-Scholes calculation using the following range of assumptions depending on the characteristics of the option grant: risk-free interest rates between 1.49%–2.80%; expected life between 4.50–4.75 years; expected volatility of 0.39; and 0.0% dividend yield. Stock option activity was as follows for fiscal 2009:

	Number of Stock Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value[1]
Stock options outstanding at June 30, 2008	4.6	$20.53		
Granted	1.2	27.30		
Exercised	(0.5)	16.74		
Expired or Cancelled	–	–		
Forfeited	–	–		
Stock options outstanding at June 30, 2009	5.3	$22.37	5.4	$49.1
Stock options exercisable at June 30, 2009	3.2	$19.49	5.0	$38.4

(1) Intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of a stock option.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
[continued]

Other information pertaining to stock options was as follows for the years ended June 30:

	2009	2008	2007
Weighted-average grant-date fair value per share of stock options granted	$9.83	$10.73	$8.40
Total grant-date fair value of stock options vested	7.4	8.3	7.9
Total intrinsic value of stock options exercised	7.8	23.4	23.0

For fiscal 2009, 2008 and 2007, cash received from the exercise of stock options was $7.9 million, $21.0 million and $26.7 million, respectively, and the income tax benefit realized from exercise of stock options was $2.8 million, $8.8 million and $8.9 million, respectively. As of June 30, 2009, there was $10.0 million of total stock option compensation expense related to non-vested stock options not yet recognized, which is expected to be recognized over a weighted-average period of 2.7 years.

In fiscal 2005, our Board of Directors approved a Director Emeritus Program for directors who reach age 75 or have served on the Board of Directors for at least 20 years. The Director Emeritus Program is being phased in to maintain continuity and avoid losing the benefit of valuable experience. For fiscal 2008 and 2007, 37,500 and 37,500, respectively, fully vested five-year stock options were issued to two directors emeritus upon their retirement from the Board. No directors retired in fiscal 2009.

Restricted Stock Awards Grants

Upon the recommendation of our Compensation Committee, our Board of Directors has, on occasion, granted restricted stock, restricted stock units, and performance-based restricted stock units to certain employees, non-employees, and directors to motivate them to devote their full energies to our success, to reward them for their services and to align their interests with the interests of our stockholders.

Under the Plan, participants may be granted restricted stock awards, representing an unfunded, unsecured right, which is nontransferable except in the event of death of the participant, to receive shares of our common stock on the date specified in the participant's award agreement. The restricted stock awards granted under this plan are subject to vesting generally from a range of two to four years on the grant-date anniversary. Compensation expense is recognized on a straight-line basis over the vesting period for the entire award. Restricted stock share and restricted stock unit activity was as follows for fiscal 2009:

	Restricted Stock Shares	Weighted-Average Grant-Date Fair Value[1]
Nonvested balance at June 30, 2008	0.3	$27.60
Granted	0.1	29.35
Vested	(0.1)	29.03
Nonvested balance at June 30, 2009	0.3	$27.53

	Restricted Stock Units (Including Performance-based Stock Units)	Weighted-Average Grant-Date Fair Value(1)
Nonvested balance at June 30, 2008	0.1	$25.31
Granted	0.2	29.35
Vested	–	–
Nonvested balance at June 30, 2009	0.3	$28.53

(1) For restricted stock, grant-date fair value is equal to the closing market price of a share of our common stock on the grant date.

As of June 30, 2009, there was $10.4 million of total restricted stock award compensation expense related to nonvested awards not yet recognized, which is expected to be recognized over a weighted-average period of 2.4 years.

Equity-Based Performance Units

As of June 30, 2009, we had 385,349 equity-based performance units outstanding with a weighted-average grant-date fair value per unit of $23.92. The equity-based performance units contain performance goals set by the Board of Directors based on certain performance criteria over the following periods: thirty-six month period ending June 30, 2009 for 177,400 units; thirty-six month period ending June 30, 2010 for 89,911 units; and thirty-six month period ending June 30, 2011 for 118,038 units. The number of shares of stock to be awarded to participants is dependent upon the achievement of the performance goals and the extent to which each goal is achieved or exceeded, requires a minimum threshold performance before any shares are issued and can result in shares issued up to 200% of the targeted number of shares under each grant. In fiscal 2009, 2008 and 2007, we recorded a provision for equity-based performance units outstanding of $3.4 million, $2.7 million and zero, respectively, that relate to the thirty-six month periods ended June 30, 2009, 2010 and 2011 based on the current assessment of achievement of the performance goals. Additional charges will be recorded in future periods depending on the assessment of achievement of the performance goals.

	Equity-based Performance Units	Weighted-Average Grant-Date Fair Value(1)
Nonvested balance at June 30, 2008	0.3	$21.52
Granted	0.1	29.35
Vested	–	–
Nonvested balance at June 30, 2009	0.4	$23.92

(1) For equity-based performance units, grant-date fair value is equal to the closing market price of a share of our common stock on the grant date.

Deferred Stock

In fiscal 2005, non-management members of the Board of Directors were awarded an aggregate of 39,824 units of deferred stock under the Plan, of which 24,890 units remain outstanding as of June 30, 2009. The deferred stock units vested immediately and shares of our common stock will be issued upon each director's departure from the Board, assuming proper notice from the Board

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
[continued]

member. Grantees are not entitled to vote their deferred stock units or to receive cash dividends, but they are entitled to receive make whole payments on any declared and paid dividends on our common stock.

Warrants

In fiscal 2004, our Board of Directors, as part of the inducement to Hasbro to extend their license agreement with us, approved a grant of warrants to purchase 375,000 shares of our common stock valued at $3.9 million using the Black-Scholes pricing model and certain assumptions at the date of issuance of the 2003 Warrants. The warrants' exercise price is $23.36 per share of our common stock, subject to adjustment. The warrants are non-cancelable and vest with respect to 20% of the underlying shares in each year commencing on January 1, 2007 until fully vested on January 1, 2011, subject to earlier vesting under specified circumstances. The warrants were to expire on September 14, 2013.

In June 2009, we entered into a new Gaming Device License Agreement (the "2009 License") with Hasbro whereby we agreed to license certain intellectual property and proprietary rights owned or controlled by Hasbro. As part of the inducement to Hasbro to enter into the 2009 License, our Board of Directors approved an amendment (the "Warrant Modification Agreement") to the 2003 Warrants to purchase our common stock. The Warrant Modification Agreement provides that the term of the 2003 Warrants will be extended until December 31, 2018. In addition, the expiration date of the 2003 Warrants will be extended for three years if we elect to extend the 2009 License. The 2003 Warrants are 60% vested. We accounted for the extension of the 2003 Warrants as a modification of terms in accordance with SFAS No. 123R whereby we computed the incremental compensation cost of the modification comparing the fair value of the modified warrants to the fair value of the original warrants immediately before its terms were modified. The incremental fair value using the Black-Scholes model was $4.76 per share for a total of $1.8 million additional compensation cost which will be amortized over the extended license period.

Also in connection with the 2009 License, our Board of Directors approved a new grant of a warrant to purchase up to 500,000 shares of our common stock (the "2009 Warrants"). The 2009 Warrants exercise price is $30.03 per share of our common stock (the closing price on June 11, 2009, the date of grant), subject to adjustment. The 2009 Warrants will only vest if certain conditions are met: (1) we request Hasbro's consent to an assignment of the 2009 License upon the undertaking of certain transactions by us, and Hasbro gives its consent to such assignment, and (2) such transaction is effected. Each year that the two conditions are not met the number of shares subject to the 2009 Warrant decreases, provided, however, that the number of underlying shares will not be less than 375,000 shares. If not vested and exercised, the 2009 Warrants will expire on December 31, 2018. We may also elect to extend the 2009 License for a period of three years from December 31, 2018 if certain conditions are satisfied.

During fiscal 2009, 2008 and 2007, we recognized $0.5 million of expense respectively for the value of the 2003 Warrants and the modification thereof.

Employee Stock Purchase Plan

Effective July 1, 2009, we adopted an Employee Stock Purchase Plan ("ESPP") as defined under Section 423 of the Internal Revenue Code allowing eligible employees to elect to make contributions through payroll deductions which will be used to purchase our common stock at a purchase price equal to 85% of the fair value of a share of common stock on the date of purchase. Shares reserved under the ESPP are 500,000.

13. COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

Future minimum rental commitments under non-cancelable operating leases were as follows as of June 30, 2009:

2010	$ 4.6
2011	4.0
2012	3.8
2013	3.7
2014	3.4
Thereafter	4.7
	$24.2

Rent expense for fiscal 2009, 2008 and 2007 was $4.9 million, $3.9 million and $4.5 million, respectively. We include stated scheduled rent increases in calculating future minimum lease payments under non-cancellable operating leases and the minimum lease payments are recognized as rent expense on a straight-line basis over the minimum lease term. We have an option to purchase the facility that we rent in Las Vegas, NV which, if we elected to exercise, would occur between May and November of 2010 or in May 2012.

We routinely enter into license agreements with others for the use of brands, intellectual properties and technologies in our products. These agreements generally provide for royalty advances and license fee payments when the agreements are signed and minimum commitments which are cancellable in certain circumstances.

In June 2009, we entered into the 2009 License with Hasbro to license certain intellectual property and proprietary rights owned or controlled by Hasbro in titles, such as *MONOPOLY®*, *BATTLESHIP®* and *CLUE®*, for use in our chance-based electronic gaming machines. The 2009 License, which is not assignable without Hasbro's consent, is effective April 1, 2009 and has an initial term through December 31, 2016. We have the right to extend the 2009 License for an additional three-year term if certain conditions are satisfied. We are required to make minimum annual guaranteed royalty payments during the term of the 2009 License. See Note 12, "Equity Compensation Plan–Warrants" for further information.

At June 30, 2009, we had total royalty and license fee commitments, advances and payments made and potential future royalty and license fee payments as follows:

	Minimum Commitments
Total royalty and license fee commitments, including contingent payments of $2.3 million	$ 232.1
Advances and payments made	(119.4)
Potential future payments, including contingent payments of $2.3 million	$ 112.7

The total potential royalty and license fee commitments increased to $112.7 million at June 30, 2009 from $21.0 million at June 30, 2008, due to new agreements we entered into for brand and technology licenses partially offset

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
[continued]

by advances and payments made on existing commitments. Potential royalty and license fee commitments could increase in the future as we enter into new intellectual property, technology or brand licensing agreements. See Note 7, "Intangible Assets" for the related assets that are recorded on our Consolidated Balance Sheets.

As of June 30, 2009, we estimate that potential future royalty payments in each fiscal year will be as follows:

	Minimum Commitments
2010	$ 14.6
2011	14.3
2012	15.3
2013	16.0
2014	16.3
Thereafter	36.2
Total	$112.7

Non-cancelable raw materials purchase orders increased to $18.5 million as of June 30, 2009 from $2.1 million as of June 30, 2008, due to our commitment to a last time buy on a particular computer chip used in a large portion of our current gaming machines.

We have performance bonds outstanding of $1.0 million at June 30, 2009, to one customer, related to product sales, and we are liable to the issuer in the event of exercise due to our non-performance under the contract. Events of non-performance do not include the financial performance of our products.

Indemnifications

We have agreements in which we may be obligated to indemnify other parties with respect to certain matters. Generally, these indemnification provisions are included in sales orders and agreements arising in the normal course of business under which we customarily agree to hold the indemnified party harmless against claims arising from a breach of representations related to matters such as title to assets sold and licensed, defective equipment or certain intellectual property rights. Payments by us under such indemnification provisions are generally conditioned on the other party making a claim. Such claims are typically subject to challenge by us and to dispute resolution procedures specified in the particular sales order or contract. Further, our obligations under these agreements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of June 30, 2009, we were not aware of any obligations arising under indemnification agreements that would require material payments, except for the matter disclosed in Note 14, "Litigation."

We have agreements with our directors and certain officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We have also agreed to indemnify certain former officers and directors of acquired companies. We maintain director and officer insurance, which may cover our liabilities arising from these indemnification obligations in certain circumstances. As of June 30, 2009, we were not aware of any obligations arising under these agreements that would require material payments.

Special Purpose Entities and Derivative Instruments

We do not have any special purpose entities for investment or the conduct of our operations. We have not entered into any derivative financial instruments, although we have granted stock options, restricted stock, equity-based performance units and deferred stock units to our employees, officers, directors and consultants and warrants to a licensor, and we have issued convertible subordinated notes.

Letters of Credit

Outstanding letters of credit issued under our line of credit to ensure payment to certain vendors and government agencies totaled $0.9 million at June 30, 2009.

WMS Licensor Arrangements

Our sales agreements that include software and intellectual property licensing arrangements provide a clause whereby WMS indemnifies the third-party licensee against liability and damages (including legal defense costs) arising from any claims of patent, copyright, trademark, or trade secret infringement. Should such a claim occur, we could be required to make payments to the licensee for any liabilities or damages incurred. Historically, we have not incurred any significant cost due to the infringement claims. As we consider the likelihood of incurring future costs to be remote, no liability has been incurred.

Self-Insurance

We are self-insured for various levels of workers' compensation, electronic errors and omissions liability, automobile collision insurance, as well as employee medical, dental, prescription drug and disability coverage. We purchase stop-loss coverage to protect against significant claims. Accrued insurance claims and reserves include estimated settlements for known claims, and estimates of claims incurred but not reported.

Product Warranty

We generally warrant our new gaming machines sold in the U.S. for a period of 90 days, while we generally warrant our gaming machines sold internationally for a period of 180 days to one year. Our warranty costs have not been significant.

14. LITIGATION

On October 2, 2003, La Societe de Loteries du Quebec ("Loto-Quebec") filed claims against us and Video Lottery Consultants Inc., a subsidiary of IGT ("VLC") in the Superior Court of the Province of Quebec, Quebec City District (200-06-000017-015). The pleadings allege that Loto-Quebec would be entitled to be indemnified by the manufacturers of Loto-Quebec's VLTs, specifically WMS and VLC, if the class action plaintiffs, described below, are successful in the pending class action lawsuit against Loto-Quebec. In July 2008, we entered into a settlement agreement with Loto-Quebec under which Loto-Quebec agreed to suspend the action in warranty against us in exchange for our agreement to continue cooperating with the defense of the class action lawsuit against Loto-Quebec and, in the event of an adverse outcome in such lawsuit against Loto-Quebec, to arbitration of any

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
[continued]

warranty claim by Loto-Quebec. The settlement agreement reserves all of our defenses against Loto-Quebec.

The class action lawsuit discussed in Loto-Quebec's claim was brought on May 18, 2001 against Loto-Quebec in the Superior Court of the Province of Quebec. It alleges that the members of the class developed a pathological gambling addiction by using Loto-Quebec's VLTs and that Loto-Quebec, as owner, operator and distributor of VLTs, failed to warn players of the alleged dangers associated with VLTs. Spielo Manufacturing Inc., another manufacturer of VLTs, voluntarily intervened to support Loto-Quebec's position. Class status was granted by the Court on May 6, 2002, authorizing Jean Brochu to act as the representative plaintiff. The class, which is currently undetermined, but potentially comprising more than 119,000 members, is requesting damages totaling almost $700 million Canadian dollars, plus interest. The trial began in September 2008. It is too early to assess the outcome of these actions and to determine whether any further claim will be pursued by Loto-Quebec under the terms of our settlement agreement.

In December 2008, we settled a trademark lawsuit against a third party for a cash payment to us in the amount of $5.0 million, which is included in the Interest income and other, net line in our Consolidated Statements of Income for the year ended June 30, 2009.

15. INFORMATION ON GEOGRAPHIC AREAS

Revenues derived from customers in the United States and Canada accounted for approximately 78%, 76% and 75% of our total revenues for the fiscal years ended June 30, 2009, 2008 and 2007, respectively. United States and Canada had more than 90% of our total long-lived assets as of June 30, 2009, 2008 and 2007. No other country in which we conduct business had greater than 10% of our total revenues or long-lived assets for the periods presented.

Geographic revenue information is determined by country of destination. Our operations outside the United States include: gaming operations equipment located in Canada, Europe and South Africa; sales and distribution offices in Argentina, Austria, Canada, China, Italy, the Netherlands, South Africa, Spain and the United Kingdom; and game development studios in Australia, the Netherlands and the United Kingdom. Substantially all of our revenues from customers outside the United States are denominated in U.S. dollars. At June 30, 2009 and 2008, approximately 41% and 25%, respectively, of total current and long-term trade accounts and notes receivable were from customers located outside of United States and Canada.

16. RETIREMENT PLANS

We sponsor 401(k) defined contribution plans within the United States. The plans cover full-time employees and provide for our contributions of up to 4.5% of covered employees' compensation as defined in the plan. We also provide a deferred compensation plan within the United States to certain key employees. Our expense for these two plans totaled $4.4 million, $3.7 million and $2.6 million in fiscal 2009, 2008 and 2007, respectively.

We have two frozen defined benefit pension plans related to previously discontinued operations. Pension expense for these plans was not significant in the aggregate.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). This statement requires an employer to recognize the over-funded or under-funded status of a defined benefit and postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The adoption of SFAS No. 158 had no material effect on our net income or cash flows.

17. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Additional cash flow information was as follows for the fiscal years ended June 30:

	2009	2008	2007
Income taxes paid	$45.5	$21.9	$15.5
Interest paid	3.7	3.4	3.4
Gaming operations equipment transferred to inventory	1.6	1.9	4.4

18. HURRICANE DAMAGE

We carry both property and business interruption insurance. We incurred damages to our leased facility in Gulfport, Mississippi in August 2005 which was covered by our property insurance, after the deductible. We began litigation relating to our business interruption claims against the insurance company in the Mississippi courts in the September 2006 quarter and the trial occurred in March 2009. On August 4, 2009, we received a judgment in our favor but based on the court's interpretation of the policy, only nominal damages were awarded to us. This judgment will have no material impact on our Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
[continued]

19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information is as follows for fiscal 2009 and 2008:

	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	Jun. 30, 2009
Fiscal 2009 Quarters				
Revenues	$151.4	$178.4	$180.8	$195.8
Gross profit, excluding depreciation expense	95.6	109.6	117.3	126.4
Net income	15.7	23.7	24.4	28.4
Earnings per share:				
Basic	$ 0.31	$ 0.48	$ 0.50	$ 0.58
Diluted	$ 0.27	$ 0.41	$ 0.43	$ 0.49
Weighted-average common shares:				
Basic common stock	49.9	49.3	48.8	48.8
Diluted common stock and common stock equivalents	60.0	58.9	58.2	59.0

	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	Jun. 30, 2008
Fiscal 2008 Quarters				
Revenues	$132.5	$159.2	$172.8	$185.6
Gross profit, excluding depreciation expense	79.6	93.5	101.4	111.7
Net income	11.1	16.0	18.8	21.6
Earnings per share:				
Basic	$ 0.22	$ 0.32	$ 0.37	$ 0.43
Diluted	$ 0.19	$ 0.27	$ 0.32	$ 0.36
Weighted-average common shares:				
Basic common stock	49.8	50.2	50.5	50.5
Diluted common stock and common stock equivalents	60.8	61.0	60.9	60.8

The December 2008 quarter includes a $3.1 million after-tax gain or $0.05 per diluted share, related to a cash settlement of trademark litigation.

The December 2008 quarter includes a $1.4 million or $0.02 per diluted share benefit related to the period of January 1, 2008 through September 30, 2008 due to the retroactive reinstatement of the research and development tax credit legislation.

The June 2008 quarter includes a $2.3 million after-tax, or $0.04 per diluted share, impact to write down to net realizable value a licensed technology.

Our common stock, par value $0.50, trades publicly on the New York Stock Exchange ("NYSE") under the symbol "WMS." On August 24, 2009, there were approximately 724 holders of record of our common stock.

The following table shows the high and low sale prices of our common stock for the two most recent fiscal years, as reported on the NYSE:

	High	Low
Fiscal Year Ended June 30, 2009		
First Quarter	$34.20	$26.42
Second Quarter	29.94	17.99
Third Quarter	28.30	15.67
Fourth Quarter	35.84	21.44
Fiscal Year Ended June 30, 2008		
First Quarter	$33.10	$24.61
Second Quarter	37.14	30.89
Third Quarter	40.78	31.66
Fourth Quarter	38.74	29.45

Dividend Policy

No cash dividends were declared or paid on our common stock during fiscal 2009 or 2008. Our ability to pay future cash dividends will depend upon, among other things, our earnings, anticipated expansion, capital requirements and financial condition. We do not expect to pay cash dividends in the foreseeable future.

We have a revolving credit agreement, as amended, that provides for $100 million of unsecured borrowing through December 31, 2009, including the potential to expand the line up to $125 million. Up to $10 million of the credit facility is available for the issuance of letters of credit. The credit agreement requires that we maintain certain financial ratios, which could limit our ability to acquire companies, declare dividends or make any distribution to holders of any shares of capital stock, or repurchase or otherwise acquire shares of our common stock. At June 30, 2009, approximately $114.2 million was available for such purposes under the most restrictive of these covenants.

We have agreed to make additional payments of interest on our convertible subordinated notes if we declare a cash dividend on our common stock. The amount of the additional payments will be equal to the cash dividends that would be payable to the holders of the notes if the holders had converted their notes into shares of our common stock on the record date for the dividend. However, no such payment needs be made if the dividend that would otherwise trigger the payment causes an adjustment to the note conversion rate.

Executive Office
800 S. Northpoint Boulevard
Waukegan, IL 60085
(847) 785-3000

Website
www.wms.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606

Counsel to the Company
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

Transfer Agent and Registrar
Stockholder Inquiries:
American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
www.amstock.com
e-mail: info@amstock.com

Investor Relations
William H. Pfund
Vice President, Investor Relations
(847) 785-3167

Publications
A copy of our Annual Report on Form 10-K is available without charge upon written request to:

WMS Industries Inc.
Attn: Investor Relations
800 S. Northpoint Boulevard
Waukegan, IL 60085

Our Board of Directors has adopted corporate charters for our Audit and Ethics Committee, our Compensation Committee and our Nominating and Corporate Governance Committee. It also has adopted Corporate Governance Guidelines and a Code of Conduct. These documents describe the responsibilities of our directors and executive officers and other key corporate governance matters. We will provide a copy of these documents to our stockholders, without charge, upon written request addressed to us at 800 S. Northpoint Boulevard, Waukegan, IL 60085, Attention: Investor Relations. These documents also can be viewed on the Corporate Governance page of our website at: www.wms.com.

Certifications
We have submitted to the New York Stock Exchange the certification of our CEO for the prior year stating that he was not aware of any violation by our Company of the New York Stock Exchange corporate governance listing standards. We have filed with the Securities and Exchange Commission, as an exhibit to our most recently filed Annual Report on Form 10-K, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of our public disclosure.

Legal Notices
Product names mentioned or shown in this report are trademarks or registered trademarks of our subsidiary, WMS Gaming Inc., except for the following marks:

OUR MISSION STATEMENT

Through imagination, talent and technology, we create and provide the world's most compelling gaming experiences.

Our Mission Statement is the single point of focus that directs both our long-term initiatives and our daily tasks. It aligns our individual efforts to ensure that we not lose sight of our goals as we grapple with our daily challenges.

OUR CORE VALUES

INNOVATION...PASSION...INTEGRITY...QUALITY...RESPECT

These Core Values are at the heart of our organization. They fuel our daily commitment to excellence and direct global alignment on achieving future success and satisfaction.

OUR GUIDING PRINCIPLE

EXCELLENCE

One simple word...but a powerful concept that defines our point of reference. It reflects the standard against which we measure ourselves. It powers our efforts for continuous improvement and drives our commitment to deliver on our mission's promise: create and provide the world's most compelling gaming experiences.

FSC
Mixed Sources
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Cert no. SW-COC-002680
www.fsc.org

Designed by Curran & Connors, Inc. / www.curran-connors.com



800 South Northpoint Boulevard
Waukegan, Illinois 60085
847.785.3000

www.wms.com

